Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

AIP Waterjet Holdings, Inc.,

AIP/FIC Merger Sub, Inc.

and

Flow International Corporation

Dated as of September 25, 2013

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Schedules

Company Disclosure Schedule

Schedule 5.01	Conduct of Business Pending the Merger
Schedule 6.09(a)	Benefit Plans

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This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 25, 2013, is by and among AIP Waterjet Holdings, Inc., a Delaware corporation (“Parent”), AIP/FIC Merger Sub, Inc., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Flow International Corporation, a Washington corporation (the “Company”).  All capitalized terms used in this Agreement have the meanings assigned to such terms in Section 9.04 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

W I T N E S S E T H:

WHEREAS, the board of directors of each of the Company (the “Company Board”), Merger Sub and Parent has approved this Agreement and the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that the adoption of this Agreement be submitted to the shareholders of the Company for their approval and resolved to recommend the approval of this Agreement by the shareholders of the Company; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto (intending to be legally bound) hereby agree as follows:

ARTICLE I

THE MERGER

       Section 1.01   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Washington Business Corporation Act (the “WBCA”), at the Effective Time Merger Sub shall be merged with and into the Company.  The Merger shall have the effects set forth in the WBCA and, following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the WBCA.

       Section 1.02   Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of K&L Gates LLP, 925 Fourth Avenue, Seattle, Washington, or such other time, date or place agreed to in writing by Parent and the Company; provided, however that the parties shall not be required to effect the Closing until the earlier of (i) a Business Day before or during the Marketing Period specified by Parent on no less than (3) three Business Days notice to the Company and (ii) the third Business Day immediately following the final day of the Marketing Period.  The date on which the Closing occurs is referred to as the “Closing Date”.

       Section 1.03   Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Washington articles of merger (the “Articles of Merger”), together with any required related certificates, filings and recordings, in such form as required by, and executed in accordance with the relevant provisions of, the WBCA.  The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Washington, or at such later time as Parent and the Company may agree in writing and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

       Section 1.04   Articles of Incorporation and Bylaws.  At the Effective Time, subject to Section 6.06, (a) the Articles of Incorporation of the Company shall be amended in their entirety such that the Surviving Corporation’s Articles of Incorporation shall be substantially identical (except with respect to the name of the Company) to the Articles of Incorporation of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law, and (b) the Bylaws of the Company shall be amended and restated in their entirety such that the Surviving Corporation’s Bylaws shall be substantially identical (except with respect to the name of the Company) to the Bylaws of Merger Sub immediately prior to the Effective time until thereafter changed or amended as provided therein or by applicable Law.

       Section 1.05   Directors and Officers.  The parties shall take all necessary actions such that from and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

       Section 2.01   Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (together with the associated Rights (as defined in the Rights Agreement), the “Company Common Stock”), or any shares of capital stock of Parent or Merger Sub or any other Person:

       (a)        Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b) and Dissenting Shares) shall be converted into the right to receive $4.05 in cash, without interest (the “Merger Consideration”).  At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and (ii) any such shares of Company Common Stock represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued or paid in consideration therefor in accordance with Section 2.02(b).

       (b)        Cancellation of Stock Owned by the Company, Parent or Merger Sub.  Each share of Company Common Stock that is directly owned by the Company, Parent or Merger Sub or any of their respective Subsidiaries immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

       (c)         Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

       Section 2.02   Exchange of Shares for Merger Consideration.

       (a)         Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with (i) the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a), and (ii) the Surviving Corporation cash in an amount sufficient to pay the aggregate cash payments required to be paid pursuant to Section 2.03(a) and Section 2.03(b)(ii).  All cash deposited with the Paying Agent and the Surviving Corporation pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Merger Fund”.

       (b)        Exchange and Payment Procedures.

(i)           As promptly as practicable after the Effective Time, but in no event more than three Business Days following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of Company Common Stock (A) a letter of transmittal (which shall be in customary form approved by the Company prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent) and (B) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for the Merger Consideration.

(ii)           Upon (A) surrender to the Paying Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or (B) compliance with the reasonable procedures established by the Paying Agent for delivery of Book-Entry Shares, each holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, in cash, the aggregate Merger Consideration in respect thereof in the form of a check to be mailed within three Business Days of receipt by the Paying Agent of such Certificates or Book-Entry Shares, and the Certificates so surrendered and Book-Entry Shares so transferred shall forthwith be canceled. No interest shall be paid or accrued on any amount payable upon due surrender of the Certificates or due transfer of the Book-Entry Shares. The Paying Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(iii)           In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Company Common Stock may be made to a Person other than the Person in whose name the Certificates so surrendered or the Book-Entry Shares so transferred are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer or such Book-Entry Shares are properly transferred and, in each case, the Person requesting such payment pays any transfer or other taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

       (c)        Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of the Merger Consideration as provided in this Section 2.02.

       (d)         Termination of the Merger Fund.  Any portion of the Merger Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares and other eligible Persons in accordance with this Article II for 12 months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders or Persons who have not theretofore complied with this Section 2.02 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article II.

       (e)          No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any Person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

       (f)           Investment of Merger Fund.  The Paying Agent shall invest the cash included in the Merger Fund in (i) short-term obligations of the United States of America or (ii) short-term obligations backed by the full faith and credit of the United States of America, in each case pending payment by the Paying Agent in accordance with this Article II.  Any interest and other income resulting from such investments shall be paid to and be income of Parent.  If for any reason (including losses) the cash in the Merger Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Merger Fund in an amount that is equal to such deficiency.  The Merger Fund shall not be used for any other purpose except as provided in this Agreement.

       (g)          Lost, Stolen or Destroyed Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery of a bond in such a sum as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Section 2.02.

       (h)          Withholding Rights.  Parent, the Surviving Corporation and the Paying Agent shall each be entitled to deduct and withhold from the Merger Consideration or any other consideration payable pursuant to this Agreement to holders of Company Common Stock, Dissenting Shares, Company Stock Options and Restricted Stock Rights such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates or Book-Entry Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

       (i)           No Other Rights. Until surrendered or transferred, as applicable, in accordance with this Section 2.02, each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration.  Any Merger Consideration paid upon the surrender of any Certificate or the transfer of any Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and the Company Common Stock formerly represented thereby.

       Section 2.03   Stock Options and Restricted Stock Rights.

       (a)        Company Stock Options.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any other Person, each option to purchase Company Common Stock issued by the Company pursuant to the Incentive Plan (each, a “Company Stock Option”), whether vested or unvested, shall be fully vested and shall be canceled and converted into the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with Section 2.02(h) with respect to such payment) equal to (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option multiplied by (ii) the number of shares of Company Common Stock subject to each such Company Stock Option.

       (b)        Restricted Stock Rights.

(i)           Performance-Based Awards.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any other Person, each outstanding restricted stock right, phantom share right or restricted stock unit issued by the Company pursuant to the Incentive Plan that is subject to performance-based vesting conditions that have not, as of the Effective Time, been satisfied shall be canceled and no consideration shall be payable with respect thereto.

(ii)           Time-Based Awards.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any other Person, each restricted stock right, restricted stock unit or phantom share right issued by the Company pursuant to the Incentive Plan that is subject to time-based vesting conditions, whether vested or unvested (each, a “Restricted Stock Right”), shall be fully vested and free of any forfeiture restrictions and shall be canceled, with the holder of each such Restricted Stock Right becoming entitled to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with Section 2.02(h) with respect to such payment) equal to (A) the Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to each such Restricted Stock Right.

       (c)  Payment.  Unless a later time for payment is otherwise agreed between Parent and an individual holder, the Surviving Corporation shall pay the holders of Company Stock Options and Restricted Stock Rights the cash payments described in this Section 2.03 promptly after the Effective Time, but in any event not later than the third Business Day after the Effective Time.  As of the Effective Time, each holder of any Company Stock Option and each holder of any Restricted Stock Right shall cease to have any rights with respect thereto, other than as expressly provided in this Section 2.03.

       (d)  Company Actions. Prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary resolutions or determinations of the Company Board or any committee thereof and any consents or cancellation agreements which may be required from any other Persons) to effectuate the provisions of this Section 2.03 and to terminate all of the then-outstanding Company Stock Options and all of the Company’s then-outstanding equity award plans (including the Incentive Plan).

       Section 2.04   Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock as to which the holder thereof (a) has not voted in favor of the Merger or consented thereto in writing, (b) has demanded its rights to be paid the fair value of such Company Common Stock in accordance with Chapter 23B.13 of the WBCA (the “Appraisal Rights”) and (c) has not effectively withdrawn or lost its rights to be paid the fair value of such Company Common Stock (each, a “Dissenting Share”), if any, shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(a), but rather, the holders of Dissenting Shares shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Chapter 23B.13 of the WBCA (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Chapter 23B.13 of the WBCA); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent or its dissenters’ rights under Chapter 23B.13 of the WBCA, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 2.01(a). The Company shall notify Parent as promptly as reasonably practicable of any written demands received by the Company for payment of the fair value of any Company Common Stock and shall provide Parent a reasonable opportunity to participate in and, together with the Company, jointly control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, except as required by applicable Law, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

       Section 2.05   Adjustments to Prevent Dilution.  If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock are changed into a different number of shares or a different class due to any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then in any such case the Merger Consideration shall be appropriately adjusted to reflect such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as (a) disclosed in any report, certification, proxy statement or registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on or after April 30, 2012, and prior to the date hereof, including any documents or information incorporated by reference therein which are publicly available on the date of this Agreement (the “Filed SEC Documents”) (to the extent it is reasonably apparent that any such disclosure would qualify the representations and warranties contained herein, excluding disclosures in such Filed SEC Documents contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosure in the Filed SEC Documents that are forward-looking in nature and other than, in each case, any matters required to be disclosed pursuant to Sections 3.01, 3.02, 3.03, 3.04, 3.05(a), 3.05(b), 3.05(c), 3.06, 3.19, 3.20, 3.21, 3.22 or 3.25 below) or (b) set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

       Section 3.01   Organization, Standing and Corporate Power.  The Company has been duly incorporated and is validly existing under the Laws of the State of Washington and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted.  The Company is duly qualified or licensed to do business and is in good standing in each other jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such other jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not have a Material Adverse Effect.  The Company has made available to Parent true, complete and accurate copies of the Company’s articles of incorporation (the “Company Articles”) and bylaws (the “Company Bylaws”), in each case as amended to, and in effect on, the date of this Agreement.

       Section 3.02   Subsidiaries.

       (a)           Section 3.02(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Subsidiary of the Company and its jurisdiction of incorporation or formation.

       (b)           Each Subsidiary of the Company has been duly organized and is validly existing and in good standing (as applicable) under the Laws of its jurisdiction of incorporation or formation, and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as currently conducted.  Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each other jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such other jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not have a Material Adverse Effect.  The Company has made available to Parent true, complete and accurate copies of the organizational documents of each of its Subsidiaries in each case as amended to, and in effect on, the date of this Agreement.

       (c)           All of the outstanding capital stock of, or other equity interests in, each Subsidiary of the Company, has been duly authorized, validly issued and is fully paid and nonassessable and owned directly or indirectly by the Company free and clear of all pledges, liens, charges, easements, rights-of-way, encroachments, restrictions, conditions, encumbrances, rights of first offer, rights of first refusal or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Exceptions.  Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any Person.  Except for capital stock held by the Company or a wholly owned Subsidiary of the Company, there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities or equity interests of any Subsidiary, (ii) any securities of any Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of such Subsidiary, (iii) any warrants, calls, options or other rights to acquire, and no obligation to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Subsidiary, (iv) any stock appreciation rights, “phantom” stock rights, restricted stock units, performance units, rights to receive shares of the capital stock of any Subsidiary on a deferred basis or other rights that are linked to the value of the capital stock of any Subsidiary, or (v) any obligations to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.  Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any securities of the Company’s Subsidiaries.

       Section 3.03   Capital Structure.

       (a)           The authorized capital stock of the Company consists of 84,000,000 shares of Company Common Stock and 1,000,000 shares of Series A 8% convertible preferred stock, par value $0.01 per share (“Company Preferred Stock”).  At the close of business on September 23, 2013 (the “Capitalization Date”), (i) 49,045,761 shares of Company Common Stock were issued and outstanding, (ii) options to purchase 375,028 shares of Company Common Stock pursuant to Company Stock Options were outstanding under the Company’s 2005 Equity Incentive Plan, as amended and restated September 10, 2009 (the “Incentive Plan”) and (iii) no shares of Company Preferred Stock were issued or outstanding.

(b)           At the close of business on the Capitalization Date, 1,690,365 shares of Company Common Stock were reserved for issuance under the Incentive Plan.  All Company Stock Options and

Restricted Stock Rights under the Incentive Plan are evidenced by stock option agreements, restricted stock purchase agreements or other award agreements.  All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options and Restricted Stock Rights shall be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)           Except as set forth in this Section 3.03 and for issuances of shares of Company Common Stock pursuant to the Company Stock Options and Restricted Stock Rights, (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or (D) any stock appreciation rights, “phantom” stock rights, restricted stock units, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (other than the Company Stock Options and Restricted Stock Rights) that are linked to the value of Company Common Stock, (the items in clauses (A), (B), (C), and (D) (including the Company Common Stock, Company Stock Options, and Restricted Stock Rights) collectively referred to as “Company Securities”) and (ii) there are not any outstanding obligations to repurchase, redeem or otherwise acquire any Company Securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting, disposition, or dividends of any Company Securities.

(d)           Since the Capitalization Date, neither the Company nor any of its Subsidiaries has issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earning or financial performance or any other attribute of the Company, other than pursuant to the exercise (in accordance with the terms thereof as of the date hereof) of the Company Stock Options referred to above that were outstanding as of the Capitalization Date.  Neither the Company nor any of its Subsidiaries has established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock (other than dividends and distributions that were fully paid prior to the date hereof).

(e)           Section 3.03(e) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, (i) a list of all holders of Company Stock Options, the date of grant, the number of shares of Company Common Stock subject to such Company Stock Option and the price per share at which such Company Stock Option may be exercised and (ii) a list of all holders of Restricted Stock Rights, the date of the grant, and the number and type of Restricted Stock Rights owned by each such holder.

(f)           As of the date of this Agreement, there was no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness disclosed on the consolidated balance sheet (the “Balance Sheet”) of the Company and its Subsidiaries as of April 30, 2013 (the “Balance Sheet Date”), included in the Filed SEC Documents.

       Section 3.04   Authority; Noncontravention.

       (a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Shareholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the consummation of the Merger, to the obtaining of the Shareholder Approval.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

       (b)           The Company Board, at a meeting duly called and held on September 24, 2013, duly adopted resolutions (i) approving this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) determining that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of the Company and the shareholders of the Company, and (iii) recommending that the shareholders of the Company approve this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (the “Company Board Recommendation”).

       (c)           The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement  will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien other than Permitted Exceptions in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (i) the Company Articles or the Company Bylaws or the comparable organizational documents of any of the Company’s Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, deed of trust, lease, sublease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is intended by the Company or any of its Subsidiaries to be or is legally binding (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the obtaining of the Shareholder Approval and the governmental filings and other matters referred to in Section 3.04(d), any (A) statute, state or federal law, common law, ordinance, code, rule governmental guideline or interpretation having the force of law, or regulation (each, a “Law”) or Permit applicable to the Company or any of its Subsidiaries or their respective properties or other assets or (B) order, writ, injunction, decree, judgment or stipulation (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, cancellation or acceleration, or losses that individually or in the aggregate would not be material.

       (d)           No consent, approval, Order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority (each, a “Governmental Entity”) or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) or any other Antitrust Law and the termination or expiration of the waiting period required thereunder, (ii) the filing with the SEC of (A) the Proxy Statement and other written communications that may be deemed to be “soliciting materials” under Rule 14a-12 of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) and (B) such other reports under the Exchange Act as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Washington and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iv) as required under the rules and regulations of The Nasdaq Global Market, and (v) such other consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not and would not reasonably be expected to have a material and adverse impact on the Company, Parent or any of their respective Subsidiaries or result in a material violation of applicable Law.

       Section 3.05   Company SEC Documents.

       (a)           The Company has filed on a timely basis all material reports, schedules, forms, statements and other documents required to be filed with the SEC by the Company since April 30, 2011 (collectively, the “Company SEC Documents”).  As of their respective filing dates (or, if amended, supplemented or superseded by a later-filed Company SEC Document as of the date of such amendment, supplement or superseding document), (i) the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act applicable to such Company SEC Documents, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made as to the accuracy of any financial projections or forward-looking statements, or the completeness of any information furnished by the Company to the SEC solely for the purpose of complying with Regulation FD promulgated under the Exchange Act.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.  None of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

       (b)           Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents has been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except as otherwise noted therein and, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, shareholders’ equity and cash flows for the periods indicated (subject, in each case of unaudited financial statements, to normal year-end audit adjustments).

       (c)           Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX.

       (d)           The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls are sufficient in all material respects to provide reasonable assurances regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of the Company Board, (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

       (e)           The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to the Company required to be disclosed in reports the Company files under the Exchange Act is made known to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

       (f)           Since April 30, 2012, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance in all material respects with the applicable provisions of SOX.

       Section 3.06   Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Proxy Statement shall, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act.  No representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

       Section 3.07   Absence of Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities required by GAAP to be reflected on the Company’s consolidated balance sheet other than (a) liabilities reflected or accrued on or reserved against in the Company’s consolidated balance sheet as of April 30, 2013 (or the notes thereto) included in the Company’s financial statements, (b) liabilities incurred in the ordinary course of business since April 30, 2013, (c) liabilities permitted by, or incurred pursuant to, this Agreement and (d) liabilities which individually or in the aggregate would not have a Material Adverse Effect.

       Section 3.08   Absence of Certain Changes or Events.  Except for liabilities incurred in connection with this Agreement, since April 30, 2013, (a) the Company and its Subsidiaries have in all material respects conducted their respective businesses in the ordinary course consistent with past practice, (b) there has not been any Material Adverse Effect and (c) through the date hereof, there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Section 5.01(a) – 5.01(q).

Section 3.09   Intellectual Property.

       (a)           Section 3.09(a) of the Company Disclosure Schedule sets forth all Intellectual Property owned by the Company or any of its Subsidiaries that is issued or registered or subject to pending applications for issuance or registration. The Company and all of its Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Exceptions, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of the Company and the Company’s Subsidiaries taken as a whole as now being conducted (the “Company IP”). To the Knowledge of the Company, the Company IP set forth in Section 3.09(a) of the Company Disclosure Schedule is valid, subsisting and enforceable.

       (b)           To the Knowledge of the Company, (i) no Company IP owned by the Company or any of its Subsidiaries is being infringed, misappropriated or otherwise violated by any third party in any material respect and (ii) neither the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party in any material respect.  Neither the Company nor any of its Subsidiaries has received written notice of any claims of the type set forth in the preceding sentence or any written cease-and-desist, or invitation-to-license patent letters within the four years preceding the date of this Agreement. There is no material outstanding settlement or Order restricting the use or ownership of any Company IP issued directly to the Company or any of its Subsidiaries, neither the Company or any of its Subsidiaries is a party to any such material outstanding settlement or Order and, to the Knowledge of the Company, the Company and its Subsidiaries are not otherwise subject to any such material outstanding settlement or Order.

       (c)           There is no pending or, to the Knowledge of the Company, threatened claim or dispute regarding or disputing the ownership, registrability or enforceability of, or use by, the Company or any of its Subsidiaries, of any material Company IP owned by the Company or any of its Subsidiaries, except with respect to office actions in connection with applications in the ordinary course of prosecution of any applied for Intellectual Property.

       (d)           The consummation of the Merger and other transactions contemplated by this Agreement will not violate any privacy policy, terms of use, contractual obligation or Laws or Orders relating to the use, dissemination, or transfer of any data or information used by the Company or any Company Subsidiary in any material respect.

       Section 3.10   Litigation.  As of the date of this Agreement, (a) there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or affecting any of their respective assets and (b) there is no Order of any Governmental Entity or arbitrator outstanding against or, to the Knowledge of the Company, any investigation by any Governmental Entity involving, the Company or any of its Subsidiaries. This Section 3.10 does not relate to any environmental, employment or labor matters, employee benefit plan, or tax matters, which are the subjects of Section 3.13, Section 3.14, Section 3.15, and Section 3.16, respectively.

       Section 3.11   Material Contracts.

(a)           Section 3.11(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each of the following Contracts to which the Company or any of its Subsidiaries is a party, or by which any of their respective properties or other assets is subject to (each, a “Material Contract”):

(i)           any Contract which is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)           any Contract that materially restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation) to compete in any business or geographic area or with any Person;

(iii)          any Contract for any acquisition or disposition pursuant to which the Company or any of its Subsidiaries is subject to continuing indemnification or “earn-out” obligations, in each case, that would reasonably be likely to result in payments by the Company or any of its Subsidiaries in excess of $250,000;

(iv)          any partnership, limited liability company agreement, joint venture, profit-sharing or similar agreement entered into with any Person other than the Company or any of its Subsidiaries;

(v)           any Contract for the acquisition, sale, lease or license of material properties or assets of the Company or any of its Subsidiaries outside the ordinary course of business (by merger, purchase or sale of assets or stock or otherwise) entered into since April 30, 2012;

(vi)          any Contract that contains any covenant granting “most favored nation” status that, following the Merger, would apply to or be affected by actions taken by the Surviving Corporation or any of its Subsidiaries;

(vii)         any (A) employment or other agreement with any director, officer, employee or independent contractor of the Company or any of its Subsidiaries that has future required scheduled payments in excess of $150,000 per annum and is not terminable by it upon notice of sixty (60) calendar days or less for a cost of less than $150,000 or (B) agreement with any director, officer, employee or independent contractor requiring payments of change in control bonuses, transaction bonuses, similar bonuses or other change of control (or transaction) payments upon the consummation of or in connection with the transactions contemplated hereby;

(viii)        any collective bargaining agreement or other Contract with a labor union, works council or other employee representative body to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(ix)           any Contract which involves consideration or other obligations in excess of $250,000 annually other than in the ordinary course of business;

(x)            any Contract relating to indebtedness of the Company for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in the Company or any of its Subsidiaries and other than (A) extensions of credit in the ordinary course of business, (B) investments in marketable securities in the ordinary course of business and (C) any such contract pursuant to which there are no outstanding obligations);

(xi)           any Contract involving the settlement of any litigation with respect to which (A) any unpaid amount exceeds $250,000; or (B) conditions precedent to the settlement have not been satisfied; and

(xii)          any contracts with an estimated value greater than $100,000 under which (A) the Company or any of its Subsidiaries uses or has the right to use any Intellectual Property rights owned by a third party (other than non-disclosure agreements, and contracts for off-the-shelf or commercially available software), or (B) the Company or one of its Subsidiaries has granted a license or sublicense to any third party to use any Company IP.

       (b)           Except as would not, individually or in the aggregate, reasonably be expected to be material, (i) neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Material Contract, (ii) to the Knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both), (iii) each Material Contract is valid, binding and enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (iv) each Material Contract is in full force and effect with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, with respect to the other parties thereto.

       (c)           Except for Material Contracts (including all amendments and modifications thereto) filed as exhibits to the Company SEC Documents, the Company has made available to Parent prior to the date of this Agreement complete and accurate copies (including all amendments and modifications thereto in effect as of the date of this Agreement) of all Material Contracts in effect to date; provided that pricing and other competitively sensitive information has been redacted from certain Material Contracts.

       Section 3.12   Compliance with Laws; Permits.

       (a)           Each of the Company and its Subsidiaries is, and has been since April 30, 2012, in material compliance with all Laws and Orders applicable to it, its properties or other assets or its business or operations, except for violations or possible violations that would not individually or in the aggregate, have a Material Adverse Effect.

       (b)           Each of the Company and its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities (collectively, “Permits”) necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted, except for such authorizations, certificates, filings, franchises, licenses, notices, permits and approvals the failure of which to hold would not, individually or in the aggregate, have a Material Adverse Effect.  Each of the Company and its Subsidiaries is in material compliance with all such Permits.

       (c)           This Section 3.12 does not relate to any SEC filings, environmental matters or tax matters, which are the subjects of Section 3.05, Section 3.13, and Section 3.16, respectively.

       Section 3.13   Environmental Matters.

       (a)           In the three years preceding the date of this Agreement, the Company and its Subsidiaries are and have been in compliance with, and have conducted their businesses in compliance with, all Environmental Laws, including having and complying with all Permits, licenses and other approvals and authorizations necessary for the operation of their businesses as presently conducted, except where noncompliance, individually or in the aggregate, would not have a Material Adverse Effect.  In the three years preceding the date of this Agreement, or at any time with respect to unresolved matters, the Company and its Subsidiaries have not received any written notices, demand letters or written requests for information from any Governmental Entity or other Person indicating that the Company or any of its Subsidiaries may be in material violation of, or liable in any material respect under, any Environmental Law.

       (b)           There are no, and have not been in the three years preceding the date of this Agreement, any, suits, actions, proceedings, Orders, charges, or settlements pending or, threatened in writing against the Company or any of its Subsidiaries relating to any violation of or liability under, or alleged violation of or liability under, any Environmental Law.

       (c)           Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Company, in the five years preceding the date of this Agreement, there have been no Releases of Hazardous Materials in, on, under or affecting any properties which would subject the Company or any of its Subsidiaries to any liability under any Environmental Law or require any expenditure by the Company or any of its Subsidiaries for remediation to meet applicable standards thereunder;.

       (d)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has expressly assumed, undertaken, or provided an indemnity with respect to any liability of any other Person under Environmental Laws.

       Section 3.14   Labor Relations.

       (a)           Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar agreement with, and no employee of the Company or any of its Subsidiaries is represented by, any labor union, works council or other employee representative body.  To the Knowledge of the Company, no labor union or other employee representative body is, or any employees of the Company or any of its Subsidiaries are, currently engaged in union organizational efforts with respect to any employees of the Company or any of its Subsidiaries.  There is no strike, slowdown, picketing, work stoppage, lockout or other similar material labor activity pending or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries, and there have been no such activities for the past three years.  Neither the Company nor any of its Subsidiaries is required by Law to provide any notice to, consult with, or obtain the consent of any labor union, works council or other employee representative body in connection with the execution of this Agreement or the Merger.

       (b)           Neither the Company nor any of its Subsidiaries has committed any unfair labor practice in any material respect and the Company and each of the Company’s Subsidiaries are, and for the past four (4) years have been, in material compliance with all applicable Laws respecting employment and employment practices, including those respecting wrongful termination, negligent hiring, affirmative action, prohibited discrimination, equal employment, meal and rest periods, invasion of privacy, defamation, immigration status, employee safety and health, workers’ compensation, wages (including overtime wages), compensation and hours of work.

       (c)           As of the date hereof, (i) neither the Company nor any of its Subsidiaries is a party to or the subject of any pending, material action, suit, charge, claim, audit or investigation involving any current or former employee or independent contractor of the Company or any of its Subsidiaries and, (ii) to the Knowledge of the Company, no material action, suit, charge, claim, audit or investigation  involving any current or former employee or independent contractor of the Company or any of its Subsidiaries has been threatened against the Company or any of its Subsidiaries before or by any Governmental Entity.

       (d)           Neither the Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities during the three-year period prior to the date hereof without complying in all material respects with the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local plant closing or mass layoff Law.  To the Knowledge of the Company, no executive or other key employee of the Company or any of its Subsidiaries has given written notice of termination of employment.

       Section 3.15   Employee Benefits; ERISA.

       (a)           Section 3.15(a) of the Company Disclosure Schedule lists each employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each other employee benefit, employment or independent contractor, director, incentive or deferred compensation, equity or equity-based, bonus, executive compensation, supplemental income, pension, profit-sharing, pre- or post-retirement medical, dental, disability, life insurance, fringe benefit, severance, retention, salary continuation and change of control plan, program, agreement or arrangement of any kind, in each case, established, maintained, or sponsored by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes to or is required to contribute to, or with respect to which the Company or any of its Subsidiaries has or may have any obligation or liability, contingent or otherwise (collectively, the “Benefit Plans”).

       (b)           The Company has made available to Parent (i) a current, complete and accurate copy of each Benefit Plan which is set forth in writing, (ii) any related trust, insurance contract or other funding arrangement (iii) a written summary of each Benefit Plan which is not set forth in writing, (iv) the most favorable determination or opinion letter for each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and (v) a copy of the most recent Form 5500 Annual Report/Return for each Benefit Plan which is subject to ERISA.

       (c)           No Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Benefit Plan is a multiemployer plan within the meaning of Section 414(f) of the Code or a plan described in Section 413(c) of the Code.  Neither the Company nor any of its Subsidiaries or ERISA Affiliates has any outstanding liability under Title IV of ERISA and no event has occurred and no circumstance exists that could give rise to liability under Title IV of ERISA or Section 412 of the Code to the Company or any of its Subsidiaries or ERISA Affiliates.

       (d)           There have been no prohibited transactions within the meaning of Section 406 or Section 407 of ERISA or Section 4975 of the Code with respect to any of the Benefit Plans that could result in material penalties, taxes, liabilities or indemnification obligations, and there has been no other event with respect to any Benefit Plan that could result in any material liability for the Company or any of its Subsidiaries related to any excise taxes under the Code or to any liabilities under ERISA.

       (e)           Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination letter or prototype opinion letter from the Internal Revenue Service upon which it is entitled to rely, and each related trust is exempt from federal income taxation under Section 501(a) of the Code.

       (f)           Each Benefit Plan has been established, maintained, funded and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all Laws and Orders, including ERISA and the Code.

       (g)           The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, including, any termination of employment) (i) entitle any current or former officer, employee, director or other independent contractor of the Company or any of its Subsidiaries to any change in control payment or benefit, transaction bonus, severance pay or similar benefit, (ii) accelerate the timing of any payment or vesting schedule, or trigger any payment or funding (through a grantor trust or otherwise), of compensation or benefits to any current or former officer, employee, director or other independent contractor of the Company or any of its Subsidiaries, or (iii) trigger any other material obligation under a Benefit Plan.

       (h)           Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for any current or former officer, employee, or director except as required to avoid excise tax under Section 4980B of the Code.

       (i)           There are no pending or, to the Company’s Knowledge, threatened claims with respect to a Benefit Plan (other than routine and reasonable claims for benefits made in the ordinary course of the plan’s operations), which claims could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, and no audit by any Governmental Entity is pending or, to the Knowledge of the Company, has been proposed with respect to any Benefit Plan.

       (j)           Neither the Company nor any of its Subsidiaries is party to an agreement or arrangement with any Person (i) which requires the Company or any of its Subsidiaries to pay a tax gross-up with respect to taxes imposed by Sections 409A or 4999 of the Code or (ii) that has resulted or would result, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with any other event), in any payment that, separately or in the aggregate, could constitute an “excess parachute payment” within the meaning of Code Section 280G.

       (k)           Section 3.15(k) of the Company Disclosure Schedule lists any Benefit Plan that is maintained outside the jurisdiction of the United States, or that covers any employees residing or working outside of the United States (any such Benefit Plan, a “Foreign Benefit Plan”).   Each Foreign Benefit Plan which, under the Law of any jurisdiction outside of the United States, is required to be registered or approved by any Governmental Entity, has been so registered and approved and, to the Knowledge of the Company, has been maintained in good standing with applicable requirements of the Governmental Entities, and if intended to qualify for special tax treatment, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plans.

       Section 3.16   Taxes.

       (a)           All tax returns required by applicable Law to have been filed with any taxing authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed in a  timely manner (taking into account any valid customary extension), and all such tax returns are correct and complete in all material respects. There are no liens with respect to taxes upon any asset of the Company or its Subsidiaries other than for taxes or assessments not yet due and payable or being contested in good faith, and for which, in each case, adequate reserve has been established on the financials of the Company and its Subsidiaries in accordance with GAAP.

       (b)           The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material taxes required to be paid (whether or not shown on any tax return), except for those Taxes that are (i) not yet due, or (ii) being contested in good faith by appropriate proceedings and for which, in each case, a specific and adequate reserve has been accrued and established on the books and records of the Company and the Company’s Subsidiaries in accordance with GAAP.

       (c)           Neither the Company nor any of its Subsidiaries is currently the subject of an audit, dispute, investigation, proceeding, claim or other examination relating to material tax returns or to the payment of material taxes of the Company or such Subsidiary by any taxing authority nor has the Company nor any of its Subsidiaries received any written notices from any taxing authority that such an audit, dispute, investigation, proceeding, claim or examination is pending.

       (d)           Neither the Company nor any of its Subsidiaries is presently contesting any material tax liability of the Company or such Subsidiary before any Governmental Entity.

       (e)           All material taxes that the Company or any of its Subsidiaries is (or was) required by applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected, and have been paid over to the proper authorities to the extent due and payable.

       (f)           None of the Company nor any of its Subsidiaries (i) has been a member of any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group for tax purposes under state, local or foreign law (other than the group of which the Company is the common parent) or (ii) has any liability for the taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise.

       (g)           None of the Company nor any of its Subsidiaries (i) has granted any extension for the assessment or collection of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business), which taxes have not since been paid, and no such extension has been requested (to the extent that such request is still in effect), or (ii) has granted to any Person any power of attorney that is currently in force with respect to any material tax matter.

       (h)           Neither the Company nor any of its Subsidiaries has been a beneficiary of or participated in any “listed transaction” described in Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

       (i)           Neither the Company nor any of its Subsidiaries is a party to any contract providing for the allocation or sharing of taxes with a Person other than the Company or its Subsidiaries (other than customary tax gross-up, tax indemnification or similar provisions in credit agreements, derivatives, leases and other commercial agreements entered into in the ordinary course of business).

       (j)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing, (ii) prepaid amount received prior to the Closing, (iii) election under Code Section 108(i), (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, (v) deferred intercompany gain or excess loss account described in Treasury Regulations under Code section 1502 (or any similar provision of federal, state, local or foreign law), or (vi) adjustment pursuant to Code Section 481(a) (or any predecessor provision) or any similar provision of state, local or foreign Law by reason of any a change in accounting method made prior to the Effective Time and there is no application pending with any Governmental Entity requesting permission for any changes in any of Company or any of its Subsidiaries’ accounting methods for Tax purposes.

       (k)           For purposes of this Agreement:  (i) “tax” means any United States Federal, state, local or foreign tax, duty, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any related interest, penalty, addition to tax or additional amount; (ii) “taxing authority” means any Governmental Entity responsible for imposing or collecting a tax; and (iii) “tax return” means any report, return, document, declaration or other information or filing relating to taxes (whether or not a payment is required to be made with respect to such filing), including any schedule or attachment thereto, information returns, claim for refund, closing agreements, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

       (l)           The representations and warranties of the Company made in Section 3.15 and this Section 3.16 are the only representations and warranties made by the Company with respect to matters relating to taxes.

       Section 3.17   Title to Properties.

       (a)           Section 3.17(a) of the Company Disclosure Schedule identifies (i) all real properties (by name and location) owned by the Company or any of its Subsidiaries (the “Company Owned Property”); (ii) all leases and subleases of the Company Owned Property or any portion thereof to third parties using or occupying the Company Owned Property or any portion thereof; and (iii) all leases and subleases (collectively, the “Company Real Property Leases”) for real properties and interests in real properties leased or subleased by the Company or any of its Subsidiaries as lessee or sublessee (the “Company Leased Property”).  The Company Owned Property and the Company Leased Property are referred to collectively as the “Company Real Property”.

       (b)         Except as set forth on Section 3.17(b) of the Company Disclosure Schedule, (i) the Company or the Company’s Subsidiaries have good and valid, fee simple title to the Company Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, material Company Leased Property, in each case free and clear of all Liens other than Permitted Exceptions, and sufficient to allow each of the Company and the Company’s Subsidiaries to conduct their business as and where currently conducted, and (ii) there are no existing, pending, or to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any of the Company Real Property. With respect to each of the material Company Real Property Leases, (A) such Company Real Property Lease is valid and binding on the Company or any of its Subsidiaries, as applicable, (B) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Company Real Property Lease, is in material breach or material violation of, or in material default under, such Company Real Property Lease and (C) to the Knowledge of the Company, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Company Real Property Lease.

       (c)         Each of the Company and the Company’s Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the Company Real Property (other than Intellectual Property), (i) has good and valid title thereto free and clear of all Liens other than Permitted Exceptions and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Exceptions.

       Section 3.18   Insurance.  Except where such breach or default or the failure to be so in force and effect, individually or in the aggregate, would not have a Material Adverse Effect, (a) all insurance policies of the Company and the Company’s Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, (b) no coverage under any insurance policy will be adversely affected in any material respect by the Merger and (c) neither the Company nor any of the Company’s Subsidiaries is in breach of or default under, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any such policy.

       Section 3.19   Voting Requirements.  The affirmative vote of holders of two-thirds of the outstanding shares of Company Common Stock at the Shareholders’ Meeting or any adjournment or postponement thereof to approve this Agreement (the “Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the transactions contemplated by this Agreement.

       Section 3.20   Anti-takeover Laws.  Assuming the accuracy of the representation contained in Section 4.08, the Company has taken all necessary actions to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby from the provisions of Section 23B.19.010 et. seq. of the WBCA, and, accordingly, no such provisions nor other anti-takeover or similar Law applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws enacted under U.S. state or federal Laws apply to this Agreement or any of the transactions contemplated hereby.

       Section 3.21   Brokers and Other Advisors.  No Person other than UBS Securities LLC (“UBS”) is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

       Section 3.22   Opinion of Financial Advisor.  The Company Board has received the opinion of UBS, to the effect that, as of the date of such opinion specified therein and subject to the assumptions, matters considered and limitations described in such opinion, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders

       Section 3.23   Suppliers.    Section 3.23 of the Company Disclosure Schedule sets forth a list of the ten largest suppliers, vendors or purchasing agents (“Suppliers”) of the Company and its Subsidiaries (determined on the basis of amounts paid by the Company and its subsidiaries in the 12-month period ended April 30, 2013), together with such amounts paid during such period, with the names of the Suppliers set forth in such list redacted. No Supplier has reduced or otherwise discontinued, or, to the Knowledge of the Company, threatened to reduce or discontinue, supplying such goods, materials or services to the Company or any of its subsidiaries on reasonable terms, except to the extent any such reduction or discontinuation would not have, individually or in the aggregate, a Material Adverse Effect.

       Section 3.24   Sanctioned Persons; Anti-Corruption Laws; PATRIOT Act.  None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, advisors or Affiliates is subject to any sanctions or economic embargoes administered or enforced by the U.S. Department of State or the U.S. Department of Treasury (including the Office of Foreign Assets Control) or any other applicable sanctions authority (collectively, “Sanctions”, and the associated laws, rules, regulations and orders, collectively, “Sanctions Laws”).  Each of the Company and its Subsidiaries and their respective directors, officers and, to the Knowledge of the Company, employees, agents, advisors and Affiliates is in compliance, in all material respects, with (i) all Sanctions Laws, (ii) the United States Foreign Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery or anti-corruption laws, rules, regulations and orders and (iii) the PATRIOT Act and any other applicable terrorism and money laundering laws, rules, regulations and orders.

       Section 3.25   No Other Representations.  Except for the representations and warranties contained in this Article III or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided by or on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing, neither the Company nor any other Person shall have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates or such other Person, including any information made available in the electronic data room maintained for purposes of the transactions contemplated by this Agreement (the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in any certificate delivered by the Company pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to the Company as follows:

       Section 4.01   Organization, Standing and Power.  Parent is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Merger Sub is a corporation duly organized and validly existing under the Laws of the State of Washington.  Each of Parent and Merger Sub has the requisite entity power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business, and is in good standing (as applicable), in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Parent has made available to the Company true, complete and accurate copies of the organizational documents of each of Parent and Merger Sub, in each case as amended to, and as in effect on, the date of this Agreement.

       Section 4.02   Authority; Noncontravention.

       (a)           Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.  This Agreement and the transactions contemplated by this Agreement do not require approval of the holders of any shares of capital stock of Parent.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, as applicable, enforceable against each of Parent and Merger Sub, in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

       (b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub or any of their respective Subsidiaries under (i) the respective organizational and governing documents of Parent and Merger Sub or of any of their respective Subsidiaries, (ii) any Contract to which Parent or merger Sub or any of their respective Subsidiaries is a party or any of their respective properties or other assets is subject (including any credit facilities or agreements and any other indebtedness arrangements) or (iii) subject to the governmental filings and other matters referred to in Section 4.02(c), any Law or Order applicable to Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or other assets, other than, in the case of Sections 4.02(b)(ii) and 4.02(b)(iii), any such conflicts, violations, breaches, defaults, rights of termination, cancellation or acceleration, losses or Liens that individually or in the aggregate, would not have a Parent Material Adverse Effect.

       (c)           No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by Parent under the HSR Act or any other Antitrust Laws and the termination or expiration of the waiting period required thereunder, (ii) the filing of the Articles of Merger with the Secretary of State of Washington, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

       Section 4.03   Merger Sub Operations and Capitalization.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, has not engaged in any other business activities and has not incurred any liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time shall be, owned by Parent.

       Section 4.04   Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement shall, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

       Section 4.05   Financing; Availability of Funds.

       (a)   Parent has provided to the Company a true, complete and correct copy of (i) the commitment letter, dated as of September 25, 2013 (such commitment letter, together with all exhibits, schedules and annexes and amendments thereto, the “Equity Commitment Letter”), by and among Parent, Merger Sub and American Industrial Partners Capital Fund IV, L.P. and American Industrial Partners Capital Fund V, L.P. (each a “Sponsor” and collectively, the “Sponsors”), pursuant to which the Sponsors have committed, subject to the terms and conditions thereof, to invest the cash amount set forth therein (the “Equity Financing”), (ii) the commitment letter, dated September 25, 2013, among Parent,

Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. (such commitment letter, together with all exhibits, schedules and annexes thereto and the fee letters associated therewith, the “Bank Commitment Letter” and together with the Equity Commitment Letter, the “Commitment Letters”) pursuant to which the Financing Sources party thereto have committed, on the terms and conditions thereof, to lend the debt amounts set forth therein (the “Bank Financing” and together with the Equity Financing, the “Financing”); and (iii) the fee letters, each dated September 25, 2013, that are referred to in the Bank Commitment Letter (the “Fee Letters”), provided, that the terms of the Fee Letters relating to fees and “flex” have been redacted (but such redactions do not relate to any terms that would impact the availability, conditionality or amount of the Bank Financing, except to the extent a reduction in the principal amount of the Bank Financing would be offset by an increase in the debt financing or other funding being made available by the Financing Sources).  As of the date of this Agreement, the Commitment Letters, including the financing commitments contained therein, (x) have not been amended, restated, withdrawn, rescinded or otherwise modified or waived, and no such amendment, restatement, withdrawal, rescission or other modification or waiver of the Commitment Letters is contemplated, and (y) are in full force and effect, and constitute the legal, valid and binding obligations of each of Parent and Merger Sub (in the case of the Equity Commitment Letter) and, to the Knowledge of Parent, the other parties thereto, except that such enforceability (A) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity.

       (b)           There are no conditions precedent or other contingencies related to the funding of the Financing, other than as set forth in or contemplated by the Commitment Letters and the Fee Letters.  Parent and Merger Sub have fully paid any and all commitment fees or other fees or deposits required by the Commitment Letters to be paid on or before the date of this Agreement. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub and, to the Knowledge of Parent, any other parties thereto, under the Commitment Letters. As of the date hereof, assuming satisfaction of the conditions set forth in Article VII Parent has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied or that sufficient funds to fund the Merger Fund and to pay all expenses and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement pursuant to their payment obligations hereunder will not be made available to Parent and Merger Sub on the Closing Date.

       (c)           As of the date of this Agreement, there are no side letters or other agreements, contracts, understandings or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Commitment Letters, the Fee Letters and any side letters or other agreements, contracts, understandings or arrangements that do not impact the availability, conditionality or amount of the Financing.

       (d)           Assuming the Financing is funded in accordance with the Commitment Letters, the net proceeds contemplated by the Commitment Letters, together with cash or cash equivalents held by Parent and Merger Sub, will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Commitment Letters) and any other amounts required to be paid by Merger Sub and the Surviving Corporation in connection with the consummation of the transactions contemplated by this Agreement and to pay all related expenses at the Closing required to be paid by Merger Sub and the Surviving Corporation.

       Section 4.06   Brokers.  No Person other than Houlihan Lokey, Inc. is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries.

       Section 4.07   Litigation.  As of the date of this Agreement (a) there is no suit, action, proceeding or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Affiliates, the outcome of which, individually or in the aggregate, would have a Parent Material Adverse Effect, and (b) there is no Order of any Governmental Entity or arbitrator outstanding against Parent or any of its Affiliates which, individually or in the aggregate, would have a Parent Material Adverse Effect.

       Section 4.08   Ownership of Company Common Stock. Neither Parent nor Merger Sub, nor any of their respective Affiliates, owns (beneficially or of record) any Company Common Stock or any option, warrant or other right to acquire any Company Common Stock. Neither Parent nor Merger Sub is, and at no time during the last five years has been, an “acquiring person” of the Company, as such quoted term is defined in Section 23B.19.020 of the WBCA.

       Section 4.09   Absences of Certain Arrangements. There are no contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into contracts, agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the transactions contemplated hereby or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

       Section 4.10   No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided by or on behalf of Parent or Merger Sub.

       Section 4.11   Additional Acknowledgements by Parent and Merger Sub.  Each of Parent and Merger Sub acknowledges that, other than with respect to access to information that is competitive in nature as it relates to the Company’s business, as of the date of this Agreement, they and their Representatives (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and the Company’s Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (ii) the Electronic Data Room and (b) have had full opportunity to meet with the management of the Company and the Company’s Subsidiaries and to discuss the business and assets of the Company and the Company’s Subsidiaries. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement, (A) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub have not relied and are not relying on any representation or warranty, (B) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity, and (C) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available in the Electronic Data Room, via confidential information summary, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article III or in any certificate delivered by the Company pursuant to this Agreement. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and the Company’s Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

       Section 5.01   Conduct of Business Pending the Merger.  From the date of this Agreement to the Effective Time, except as set forth in Schedule 5.01 to this Agreement, as expressly contemplated by this Agreement, as consented to in writing in advance by Parent (which consent shall not unreasonably be withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, key employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.  In addition to and without limiting the generality of the foregoing, from the date of this Agreement to the Effective Time, except as otherwise set forth in Schedule 5.01 to this Agreement, as expressly contemplated by this Agreement, or as required by applicable Law or Order, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

       (a)           (i) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect Subsidiary wholly owned by the Company to the Company or another directly or indirectly wholly owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of the Incentive Plan in effect as of the date of this Agreement or (B) required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries;

       (b)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, including pursuant to Contracts as in effect on the date of this Agreement other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the Capitalization Date or in connection with Restricted Stock Rights outstanding on the Capitalization Date, in each case in accordance with their terms on the date of this Agreement;

       (c)           amend the Company Articles or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

       (d)           directly or indirectly acquire (i) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person or (ii) any material asset or assets, except for capital expenditures, which shall be subject to the limitations of Section 5.01(g), and purchases of inventory in the ordinary course of business consistent with past practice;

       (e)           (i) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets or any interests therein (including securitizations), in each case having a value in excess of $1,000,000, except for sales of inventory, finished goods and used equipment in the ordinary course of business consistent with past practice, or (ii) enter into, modify or amend in a material respect any lease of material property;

       (f)           (i) incur any debt for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except that the Company and its Subsidiaries may incur, assume or pre-pay indebtedness for borrowed money under existing credit agreements and lines of credit listed on Schedule 5.01(f) or (ii) make any loans, capital contributions or advances to or investments in any other Person, except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of the Company and the Company or another wholly owned Subsidiary of the Company;

       (g)           make any new capital expenditure exceeding $500,000 individually or $1,000,000 in the aggregate other than as contemplated by the Company’s budget for fiscal year 2014 as set forth on Schedule 5.01(g);

       (h)           (i) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) (A) where the uninsured amount to be paid is greater than $1,000,000 in the aggregate, other than payment, discharge, settlement or satisfaction in accordance with their terms, of liabilities disclosed, reflected and reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves), (B) that involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, (C) that relate to the transactions contemplated hereby or (D) that involve the issuance of Company Securities, (ii) cancel, repay, redeem, repurchase or otherwise retire any material indebtedness in excess of $500,000, (iii) waive or assign any claims or rights of material value or (iv) waive any material benefits of, or agree to modify in any material respect, or,  knowingly fail to enforce, or consent to any material matter with respect to which consent is required under, any standstill or, subject to the terms hereof, similar Contract to which the Company or any of its Subsidiaries is a party;

       (i)           enter into any material Contract that would be of a type referred to in Section 3.11(a);

       (j)           modify, amend or terminate any Material Contract or waive, release or assign or delegate any material rights or claims thereunder in any manner that is materially adverse to the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

       (k)          except (i) as required to ensure that any Benefit Plan is not then out of compliance with applicable Law or (ii) to comply with any Benefit Plan or other Contract entered into prior to the date of this Agreement and listed on the Company Disclosure Schedule, (A) adopt, enter into, terminate or amend any collective bargaining or similar Contract with a labor union, works council or other employee representative body or Benefit Plan or, (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any discretionary bonus of any kind or amount whatsoever to, any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice with respect to non-executive employees of the Company or its Subsidiaries with annualized compensation not in excess of $150,000, (C) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of, any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, except for grants, payments or increases in severance or termination pay in the ordinary course of business consistent with past practice with respect to non-executive employees of the Company or any of its Subsidiaries with annualized compensation not in excess of $150,000;

       (l)           hire or engage any officer, executive employee, or other employee or independent contractor with annualized compensation in excess of $200,000;

       (m)         except as required by GAAP, revalue any material assets of the Company or any of its Subsidiaries or make any material change in financial accounting methods, principles or practices;

       (n)         (i) make or change any tax election, (ii) settle any tax audit or (iii) file any amended tax return, in each case, to the extent such action is reasonably likely to result in an increase to a tax liability, which increase is material to the Company and its Subsidiaries, taken as a whole;

       (o)         adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

       (p)         (i) redeem the Rights (as defined in the Rights Agreement), or amend or modify or terminate the Rights Agreement, dated September 1, 2009, between the Company and Mellon Investor Services LLC (the “Rights Agreement”) other than to delay the Distribution Date (as defined in the Rights Agreement) with respect to, or to render the Rights inapplicable to, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, or (ii) permit the Rights to become non-redeemable at the redemption price currently in effect; or

       (q)         commit to or agree to take any of the foregoing actions.

       Section 5.02   No Solicitation.

       (a)         Acquisition Proposals.

(i)           From the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.01, the Company shall not, and shall cause its Subsidiaries not to, and shall not, and shall cause its Subsidiaries not to, authorize or knowingly permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information concerning the Company or its Subsidiaries) the making of any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (B) other than with Parent, Merger Sub or their respective Representatives, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal.  Except as expressly permitted by this Section 5.02, the Company and its Subsidiaries shall, and the Company shall instruct and cause its and its Subsidiaries’ Representatives to, cease immediately any existing discussions or negotiations regarding any Acquisition Proposal.  With respect to any Person or “group” (such term being used herein as such term is used within the meaning of Section 13(d)(3) of the Exchange Act) with whom such discussions or negotiations have been terminated, the Company shall instruct such Person (or group) to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any non-public information furnished by or on behalf of the Company and cause any physical or virtual data room (including the Electronic Data Room) to no longer be accessible to or by any such Person (or group) other than Parent and Merger Sub and their Affiliates and Representatives.

(ii)           Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time after the date of this Agreement and prior to the receipt of the Shareholder Approval, if the Company or any of its Subsidiaries or any of its or their Representatives receives a bona fide, written Acquisition Proposal (other than as a result of a material breach of Section 5.02(a)), the Company and the Company Board may (directly or through their Representatives) (A) contact and engage in discussions with the Person (or group) making the proposal and its Representatives solely for the purpose of clarifying the proposal and any material terms and conditions thereof and the likelihood of consummation thereof, so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal and (B) if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law and, taking into account all factual and legal factors affecting certainty of closing), that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (1) furnish information with respect to the Company and the Company’s Subsidiaries to such Person (or group) and its Representatives pursuant to an executed confidentiality agreement with confidentiality, standstill and other provisions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), provided that the Company shall as promptly as reasonably practicable (and in any event within 48 hours) provide to Parent (x) a copy of all such material nonpublic information not previously provided to Parent (or its Representatives), and (y) a copy of such written Acquisition Proposal (including copies of any related documents including debt and equity financing commitment letters) provided to the Company or any Subsidiary of the Company, including a written summary of any material terms of any such Acquisition Proposal not made in writing and the identity of the Person (or group) making the Acquisition Proposal and (2) participate in discussions or negotiations with the Person (or group) making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal.

(iii)          Following the date of this Agreement, the Company shall keep Parent reasonably informed of the status of any Acquisition Proposal, including any significant changes, developments, discussions or negotiations with respect thereto,  on a current basis (and in any event within 48 hours of the receipt thereof and any significant changes, developments, discussions or negotiations with respect thereto).  The Company agrees that neither it nor any Company Subsidiary will enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.  From and after the date hereof, the Company shall not grant any waiver, amendment or release under any Acceptable Confidentiality Agreement or other standstill agreement without the prior written consent of Parent (it being understood that the Company shall have no obligation to seek to modify any such agreement that by its terms becomes inoperative in accordance with the terms of such agreement as in effect on the date of this Agreement).

       (b)            Change in Company Board Recommendation.

(i)           From the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.01, the Company or the Company Board, as applicable, shall not directly or indirectly, (A)(1) withdraw (or qualify, withhold, amend or modify in a manner adverse to Parent) or publicly propose to withdraw (or qualify, withhold, amend or modify in a manner adverse to Parent), the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Proxy Statement, (3) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal,; provided that Parent may not make such request more than once in any thirty (30) day period, or (4) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (A) being referred to as a “Change in Recommendation”; provided, that a “stop, look and listen” communication by the Company Board to the holders of Company Common Stock pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not constitute a Change in Recommendation) or (B) cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement) (x) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (y) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, that, in the case of this clause (B), the Company shall not be prohibited from entering into an agreement if it concurrently terminates this Agreement pursuant to Section 8.01(g).

(ii)           Notwithstanding the foregoing or any other provision of this Agreement to the contrary, but subject to the Company’s compliance in all material respects with the other provisions of this Section 5.02, as applicable, at any time prior to obtaining the Shareholder Approval, the Company Board may:

(A)           make a Change in Recommendation if there exists any (one or more than one) material event, development, occurrence, or change in circumstance or facts not related to an Acquisition Proposal that was not known by the Company Board as of the date of this Agreement and, as a result thereof, the Company Board determines in good faith, after consultation with the Company’s outside counsel and its independent financial advisor, that the failure to take such action would  reasonably be likely to be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law (an “Intervening Event Change in Recommendation”); provided, that, (x) the Company shall provide Parent with no less than three Business Days’ advance notice of any Intervening Event Change in Recommendation, and (y) if and for so long as Parent requests, during such three Business Day period the Company and its legal counsel and independent financial advisor shall negotiate in good faith with Parent regarding any revisions to the terms of the Merger proposed by Parent, the purpose of which is to render the Intervening Event Change in Recommendation unnecessary; and

(B)           (1) make a Change in Recommendation related to an Acquisition Proposal, if the Company Board determines, after consultation with the Company’s outside counsel and its independent financial advisor, (AA) taking into account all factual, legal, regulatory and financial aspects of the proposal and the Person (or group) making the proposal (including factors affecting certainty of closing), in good faith, that such Acquisition Proposal is, or is reasonably likely to lead to a Superior Proposal and (BB) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Superior Proposal Change in Recommendation”) or (2) in response to a Superior Proposal, resolve to accept such Superior Proposal and cause the Company to terminate this Agreement pursuant to Section 8.01(g); provided, that concurrently with such termination, the Company pays the fees required by Section 8.02; provided, further, that (a) no Superior Proposal Change in Recommendation pursuant to this Section 5.02(b) may be made and (b) no valid termination of this Agreement pursuant to Section 8.01(g) may be made, unless (w) the Company Board has first provided three (3) Business Days’ prior written notice to Parent that it is prepared to make a Superior Proposal Change in Recommendation or terminate this Agreement pursuant to Section 8.01(g) in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall contain a description of the material terms and conditions (including the identity of the Person (or group) making such Superior Proposal) of such Superior Proposal and the financing therefor (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Recommendation), and the Company has contemporaneously provided a copy of the relevant proposed definitive transaction agreements with the Person making such Superior Proposal and all related debt and equity financing commitment letters, (x) the Company has negotiated, and has caused the Company Representatives to negotiate in good faith with Parent during such notice period, to enable Parent to  propose changes to the terms and conditions of this Agreement and the Financing such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (y) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement and the Financing proposed in writing by Parent, and shall have in good faith determined, following consultation with its outside legal counsel and its independent financial advisor, that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect, and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice and the three (3) Business Day notice period shall have recommenced (and the Company shall have again complied with the requirements of this Section 5.02(b)(ii)(B) during such period), unless the event requiring notice pursuant to this Section 5.02(b) occurred less than three (3) Business Days prior to the Shareholders’ Meeting, in which case the Company shall deliver notice to Parent of such event as promptly as practicable.

       (c)           Permitted Actions.  Nothing in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the shareholders of the Company a position contemplated by, or otherwise complying with, Rule 14d-9, 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if in the good faith judgment of the Company Board, after consultation with outside legal counsel and its financial advisor, failure to so take or disclose would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law or (ii) complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

       Section 6.01   Preparation of the Proxy Statement.

       (a)           As soon as reasonably practicable following the date hereof, the Company shall, with the assistance of Parent, prepare, and the Company shall file with the SEC, a proxy statement relating to the approval of this Agreement by the shareholders of the Company (as amended or supplemented from time to time, the “Proxy Statement”).  Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy Statement. Parent and the Company shall each use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

       (b)           Each of Parent and the Company shall as promptly as reasonably practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto.  All filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, shall be subject to the reasonable prior review and comment of Parent and comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder, and all mailings to the shareholders and other holders of Company Securities in connection with the Merger and the other transactions contemplated by this Agreement shall be subject to the reasonable prior review and comment of Parent; provided, that the Company shall no longer be required to comply with the foregoing if the Company Board has effected any Change in Recommendation or has resolved to do so. All filings by Parent with the SEC in connection with the transactions contemplated hereby shall be subject to the reasonable prior review and comment of the Company. Each of the Company and Parent shall give reasonable and good faith consideration to any comments made by the other or its counsel.

       (c)           If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

       Section 6.02   Shareholders’ Meeting. The Company shall use its reasonable best efforts to, as reasonably as practicable following the date on which the Proxy Statement is cleared by the SEC, take all actions in accordance with applicable Law, the Company Articles, Company Bylaws and the rules of the NASDAQ to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment thereof) (the “Shareholders’ Meeting”) for the purpose of obtaining the Shareholder Approval; provided, that if the Company Board effects a Change in Recommendation in accordance with Section 5.02(b), the Company may cease to use such efforts.  For the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting for the absence of a quorum; or if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Shareholders’ Meeting to obtain Shareholder Approval.  Subject to Section 5.02, the Company shall, through the Company Board, recommend to its shareholders approval of this Agreement and the Merger and shall include such recommendation in the Proxy Statement.  Subject to the foregoing and Section 5.02, the Company shall use its commercially reasonable efforts to obtain the Shareholder Approval.

       Section 6.03   Access to Information; Confidentiality.

       (a)           To the extent permitted by applicable Law, the Company shall afford to Parent, and to Parent’s Representatives, reasonable access during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time to all of the Company’s and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records, and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, that such access and inspections shall not unreasonably disrupt the operations of the Company or its Subsidiaries; and provided further, that the Company shall not be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so may result in a violation of Law, result in the loss of attorney-client privilege or violate confidentiality obligations owing to third parties (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to the foregoing provisos, and, thereafter, the Company and Parent shall, to the fullest extent possible, reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection or violate the applicable legal or contractual restriction).  Nothing contained in this Agreement shall give to Parent or its Subsidiaries, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time.

       (b)           Except for disclosures expressly permitted by the terms of the nondisclosure agreement between Parent and the Company dated June 21, 2013 (the “Confidentiality Agreement”), (i) Parent shall hold, and shall cause its Subsidiaries and their respective directors, officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Confidentiality Agreement and (ii) the Company shall hold, and shall cause its Subsidiaries and their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from Parent, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.  The Confidentiality Agreement shall survive any termination of this Agreement.

       Section 6.04   Appropriate Actions; Consents; Filings.

       (a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, in the case of the Company, consistent with the fiduciary duties of the Company Board with the advice of the Company's outside counsel, and to assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following:  (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, and approvals from Governmental Entities and non-governmental third parties and the making of all necessary registrations and filings (including filings with Governmental Entities); and (iii) the obtaining of all necessary consents, approvals or waivers from third parties.  In connection with and without limiting the foregoing, the Company and Parent shall file as promptly as practicable with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not be obligated to use its reasonable efforts or take any action pursuant to this Section 6.04 if, there shall have been a Change in Recommendation.  The HSR Filing shall be in substantial compliance with the requirements of the Laws, as applicable.  Subject to first having used all reasonable efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, Company and Parent shall defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, or preliminary injunction entered by any Governmental Entity vacated or reversed.

       (b)           The Company and Parent shall cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.04, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (i) as necessary to comply with contractual arrangements, and (ii) as necessary to address good faith legal privilege or confidentiality concerns.  Neither party shall file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (A) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated hereby or (B) cause a condition set forth in Article VII to not be satisfied in a timely manner.  Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party.

       (c)           Each of the Company and Parent shall promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  If the Company or Parent (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.  Each party shall advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each party shall use all reasonable efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws, including (subject to first having used all reasonable efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such Law or Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

       (d)           In furtherance and not in limitation of the provisions of this Section 6.04, Company and Parent agree to use their reasonable efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade Law that may be asserted by any Governmental Entity or any other party so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as possible.  Notwithstanding anything herein to the contrary, neither Parent nor any of its Affiliates shall be required to, nor shall the Company (without the consent of Parent, which may be withheld in Parent’s sole discretion), negotiate, commit to or effect by Order or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto or enter into any Order, accept any undertaking or condition or otherwise take or commit to take actions that would limit Parent’s, the Company’s or their respective Affiliates’ freedom of action with respect to, or ability to exclusively retain, any of their businesses, product lines, technologies or assets, or otherwise limit Parent’s or its Affiliates’ ability to receive the full benefits of this Agreement.  In no event shall Parent or Merger Sub be required to (nor will the Company, without Parent’s consent, which may be withheld at Parent’s reasonable discretion) pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract.  In addition, Parent shall use its reasonable efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

       (e)           The Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement, other than the portions of such filings that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.

       Section 6.05   State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar Law is or may become applicable to the Merger, the parties shall use reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger.

       Section 6.06   Indemnification, Exculpation and Insurance.

       (a)           Without limiting any additional rights that any director, officer, trustee, employee or consultant may have under any employment or indemnification agreement or under the Company Articles or Company Bylaws, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Corporation shall (i) indemnify and hold harmless each Person who was, is at the date of this Agreement or becomes during the period from the date of this Agreement through the Closing Date (A) a director or officer of the Company or any of its Subsidiaries, (B) a director, officer or trustee of another entity (but only to the extent that such Person is or was serving in such capacity at the request of the Company) or (C) an employee or consultant of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”), in each case, to the fullest extent authorized or permitted by applicable Law without regard to whether indemnification may be available to such Indemnified Party from another Person, as now or hereafter in effect, with respect to any claims, losses, liabilities, damages, judgments, fines, penalties, fees, costs and expenses, including attorneys’ fees and disbursements, and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof), incurred in connection with any claim, action, suit, inquiry, proceeding or investigation, whether civil, administrative or investigative, to which such Indemnified Party is or was made a party to or is threatened to be made a party to or is otherwise involved by reason of the fact that such Indemnified Party is or was serving in one of the capacities set forth in (A)-(C) above and (ii) promptly pay on behalf of or, within 10 Business Days after any request for advancement, advance to, each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any such matter in advance of the final disposition of such matter, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case, without the requirement of any bond or other security, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 6.06(a). The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 6.06 shall extend to acts or omissions occurring at or before the Effective Time and any claim, action, suit, proceeding or investigation relating thereto (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who continues to be or who has ceased to be (1) a director or officer of the Company or any of its Subsidiaries, (2) a director, officer or trustee of another entity (but only to the extent that such Person is or was serving in such capacity at the request of the Company or any of its Subsidiaries) or (3) an employee or consultant of the Company or any of its Subsidiaries after the date of this Agreement.  Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation in respect of which indemnification has been or could be sought by such Indemnified Party hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim and does not include an admission of fault or wrongdoing by any Indemnified Party, or such Indemnified Party otherwise consents thereto.

       (b)           Parent shall cause the articles of incorporation and bylaws of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnified Parties than those set forth in the Company Articles and Company Bylaws and the organizational documents of the Company’s Subsidiaries as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Parties.

       (c)         The Company shall use its commercially reasonable efforts to obtain, prior to the Effective Time, a single payment, run-off policy or policies of directors’ and officers’, employed lawyers’ and fiduciary liability insurance covering the Persons currently covered by the Company’s existing directors’ and officers’, employed lawyers’ and/or fiduciary liability insurance policies for claims arising in respect of actual or alleged errors, misstatements, acts, omissions or any matter claimed against any such Person occurring prior to the Effective Time, including in connection with the approval of the Merger, this Agreement and the transactions contemplated by this Agreement, in amount and scope no less favorable, in the aggregate, than the Company’s existing policies, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to such insurance, such policy or policies to become effective at the Effective Time and remain in effect for a period of six years following the Effective Time (such policy or policies collectively referred to as the “Tail Policy”); provided, however, that the premium for such Tail Policy shall not exceed 300% of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’, employed lawyers’ and fiduciary liability insurance policies.  If the Company is unable to obtain such Tail Policy in accordance with the foregoing, Parent shall obtain, or cause the Surviving Corporation to obtain, such run-off policy or policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to such insurance (such policy or policies, collectively, a “Parent Substitute Policy”); provided, further, however, that the premium for such Parent Substitute Policy shall not exceed 300% of the aggregate annual amounts currently paid by the Company to maintain its existing directors’ and officers’, employed lawyers’ and fiduciary liability insurance policies provided, further, that, if such Tail Policy or Parent Substitute Policy cannot be obtained or can be obtained only by paying aggregate premiums in excess of 300% of such amount, Parent or the Surviving Corporation, as the case may be  shall only be required to obtain as much coverage as can be obtained by paying a premium equal to 300% of such amount.  Following the Effective Date, Parent shall cause such Tail Policy or Parent

Substitute Policy to be maintained in full force and effect, for its or their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

       (d)         From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.06.  If Parent, the Surviving Corporation or any of its or their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or other entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.06.

       (e)         The provisions of this Section 6.06 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs, executors and their legal and personal representatives. Notwithstanding any other provision of this Agreement to the contrary, this Section 6.06 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and their respective Subsidiaries, and shall not be amended in a manner adverse to any Indemnified Party (or their heirs, executors and their legal and personal representatives) without the prior written consent of each such Person. The Surviving Corporation and Parent shall be jointly and severally be obligated to pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.06.

       Section 6.07   Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement with respect to the Merger and the other transactions contemplated by this Agreement prior to its public release or disclosure; provided that (a) the Company shall be permitted (upon obtaining the consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed) to make such statements and announcements to its employees as the Company shall deem to be reasonably necessary, (b) the foregoing shall not limit the rights of the Company or the Company Board under Section 5.02, (c) the Company will no longer be required to consult with Parent in connection with any such press release or public statement if the Company Board has effected any Change in Recommendation or has resolved to do so, (d) the parties may make other public disclosures as required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, (e) the foregoing shall not restrict communications between any party and its Affiliates and their respective lenders, investors, potential investors or other financing sources and (f) the foregoing shall not limit the rights of the parties or any of their respective Affiliates to make any statements to its or their respective customers.

       Section 6.08   Shareholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its Subsidiaries and/or their respective directors or officers relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

       Section 6.09   Employee Matters.

       (a)           For purposes of determining eligibility to participate, vesting, level of benefits, and entitlement to benefits (but not benefit accrual) where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to any employee of the Company or the Company’s Subsidiaries that continues as an employee of Parent, the Surviving Corporation or any of their respective Subsidiaries after the Effective Time (such plans or arrangements, collectively, the “New Plans” and each such employee, a “Company Employee”), the Company Employees shall receive service credit for service with the Company and the Company’s Subsidiaries (and any respective predecessors) as if such service were with Parent, the Surviving Corporation, or its subsidiaries, including vacation time, sick time and recognized holidays, except for benefit accrual or early retirement eligibility under any defined benefit pension plan or to the extent any such service credit would result in the duplication of benefits. In addition and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause (A) all pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under such New Plan to be waived for such employee and his or her covered dependents, except to the extent that such pre-existing condition limitation, exclusions, actively-at work requirements and waiting periods would have been applicable under the comparable Benefit Plan immediately prior to the Effective Time, and (B) any expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year ending on the date such employee’s participation in the New Plan begins to be taken into account under such New Plan for the purpose of satisfying all deductible, coinsurance, maximum out-of-pocket requirements and similar expenses applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

       (b)           Subject to the last sentence of this sub-section 6.09(b), from and after the Effective Time, Parent shall comply, or shall cause the Surviving Corporation or any of their respective Subsidiaries to comply with or satisfy the severance, retention and any similar benefits and any Benefit Plan set forth on Schedule 6.09 to this Agreement provided to a Company Employee under an applicable Benefit Plan immediately prior to the Effective Time, including by recognizing all service recognized for such purposes under the applicable Benefit Plan (unless otherwise agreed to in writing by the affected Company Employee).  Subject to the last sentence of this sub-section 6.09(b), from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms any Benefit Plan that continues to be in effect and to operate and administer such Benefit Plan in good faith and accordance with its terms.  Notwithstanding the foregoing, no provision of this Agreement shall be construed as (i) requiring Parent to adopt any specific New Plans or continue any specific Benefit Plans or (ii) prohibiting or limiting the ability of Parent or its Affiliates to amend, modify or terminate any Benefit Plans or any New Plans and nothing herein shall be construed as an amendment to any Benefit Plan or any New Plan for any purpose.

       (c)           Nothing contained in this Section 6.09 is intended to confer upon any Person (including any Company Employee) any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or shall in any way limit the ability of Parent or any of its affiliates (including, following the Closing, the Surviving Corporation) to terminate the employment of any employee (including any Company Employee) at any time and for any or no reason, or is intended to confer upon any Person (including any Company Employee) any rights as a third-party beneficiary of this Agreement.

       Section 6.10   Financing.

       (a)           Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing as soon as reasonably practicable (but in any event not prior to the consummation of the Marketing Period) on the terms and conditions described in the Commitment

Letters, including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letters, (ii) negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter), (iii) comply with and satisfy on a timely basis (or if determined advisable by Parent and Merger Sub, obtain the waiver of) all terms, covenants and conditions applicable to Parent and Merger Sub that are in their control to obtaining the Financing set forth in the Commitment Letters and the definitive agreements related thereto such that the Financing will be able to be consummated at or prior to the Effective Time, and (iv) consummate the Financing at or prior to the Effective Time subject to the terms and conditions described in the Commitment Letters, and it being understood that neither Parent nor Merger Sub shall be in breach of its obligations set forth above on account of the effects of any inaccuracies in the representations and warranties of the Company set forth herein or any failure by the Company to comply with its obligations hereunder; provided, that the foregoing (other than clause (i)) shall not apply with respect to the Bank Financing in the event that and for so long as (A) Parent or Merger Sub elect to pursue a high yield securities offering or other debt financing with respect to Parent and its Subsidiaries (a “High Yield Debt Financing”) in lieu of the Bank Financing, (B) assuming the High Yield Debt Financing is funded, the net proceeds contemplated by the High Yield Debt Financing, together with the Equity Financing and cash or cash equivalents held by Parent and Merger Sub, will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the High Yield Debt Financing) and any other amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the consummation of the transactions contemplated by this Agreement and to pay all related expenses at the Closing required to be paid by Parent, Merger Sub and the Surviving Corporation, (C) Parent and Merger Sub use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the High Yield Debt Financing as soon as reasonably practicable and (D) it is reasonably anticipated (in the good faith discretion of Parent) that such High Yield Debt Financing would be consummated on or prior to the time required for Closing under Section 1.02.

       (b)           Parent and Merger Sub shall keep the Company informed with respect to all material activity concerning the status of the Financing and, if applicable, the High Yield Debt Financing, and shall give the Company prompt notice of any material adverse change with respect to the Financing, and, if applicable, the High Yield Debt Financing. Without limiting the foregoing, Parent shall notify the Company promptly, and in any event within two Business Days, if at any time (i) any of the Commitment Letters shall expire or be terminated for any reason, (ii) any financing source that is a party to a Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent (or, in the case of the Equity Commitment Letter, Merger Sub) on the terms set forth therein, (iii) Parent is aware of any actual or threatened material breach, default, termination or repudiation by any party to the Commitment Letters or definitive agreements relating to the Commitment Letters or any material dispute or disagreement between or among the parties to the Commitment Letters or definitive agreements relating to the Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, or (iv) for any reason Parent or Merger Sub no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Commitment Letters on the terms or within the timing described therein.

       (c)           If any portion of the Bank Financing becomes unavailable on the terms and conditions or within the timing contemplated in the Bank Commitment Letter (other than on account of the High Yield Debt Financing having been completed), Parent and Merger Sub shall (i) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative sources (“Alternative Financing”) in an amount that will still enable Parent and Merger Sub to consummate the transactions contemplated by this Agreement and (ii) promptly notify the Company of such unavailability and the reason therefor.  If obtained, (A) Parent shall promptly deliver to the Company true and complete copies of all agreements (including all exhibits, schedules, annexes and amendments thereto in effect, but provided that any related fee letters may be redacted in a manner consistent with the redaction of the Fee Letters as described in Section 4.05(a)) pursuant to which any such alternative source shall have committed to provide Parent, Merger Sub or the Surviving Corporation with Alternative Financing (collectively, “Alternative Commitment Letters”) and (B) the defined terms “Bank Financing” and “Bank Commitment Letter” as used herein shall mean the Alternative Financing and Alternative Commitment Letters.

       (d)           Parent and Merger Sub shall not, without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned) permit any amendment or modification to, or any waiver of any provision or remedy under, any Commitment Letter or any definitive agreements related thereto unless the terms of such Commitment Letter or definitive agreements related thereto, in each case as so amended, modified or waived, are substantially similar to those in such Commitment Letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall, taken as a whole, be as good as or better for Parent (and, in the case of the Equity Commitment Letter, Merger Sub) than those in such Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver (giving effect to the “flex” provisions in any related fee letter)); provided that in the case of amendments or modifications of, or any waiver of any provision or remedy under, any Commitment Letter or a definitive agreement relating thereto, the foregoing shall only apply if such amendment, modification or waiver (i) could reasonably be expected to (A) adversely affect the ability or likelihood of Parent or Merger Sub timely consummating the transactions contemplated by this Agreement or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, (ii) reduces the amount of the Financing and the Equity Financing or Bank Financing is not increased by a corresponding amount, or (iii) adversely affects the ability of Parent (or, in the case of the Equity Commitment Letter, Merger Sub) to enforce their rights against other parties to the Commitment Letters or the definitive agreements relating thereto to require such parties to provide the Financing. Upon any such permitted amendment, supplement, waiver or modification or replacement of the Commitment Letters, (1) Parent shall promptly deliver to the Company true and complete copies thereof (including all exhibits, schedules, annexes and amendments thereto in effect), and (2) the defined terms “Bank Financing,” “Bank Commitment Letter,” “Equity Financing” or “Equity Commitment Letter” (as applicable) as used herein shall mean the Bank Financing, Bank Commitment Letter, Equity Financing or Equity Commitment Letter (as applicable) as so amended, supplemented or modified or replaced.

       (e)           In the event Parent or Merger Sub is required pursuant to this Section 6.10 to provide any information that is subject to attorney-client or similar privilege, or in the event that such disclosure would violate any Law or confidentiality obligation to third parties, Parent and Merger Sub may withhold disclosure of such information to the same extent the Company may withhold disclosure of comparable information pursuant to Section 6.03.

       Section 6.11   Company Financing Assistance. Prior to the Closing, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, at the sole expense of Parent, use its and their commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Financing and the High Yield Debt Financing to be consummated in connection with the Merger and the other transactions contemplated by this Agreement; provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and is subject to customary confidentiality arrangements. Without limiting the generality of the foregoing, prior to the Closing, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, at the sole expense of Parent: (a) as promptly as reasonably practicable provide Parent, Merger Sub, the Financing Sources and potential lenders or investors in the Bank Financing or the High Yield Debt Financing with

(i) the financial statements regarding the Company and its Subsidiaries necessary to satisfy the conditions set forth in paragraphs 3 and 6 of Annex C of the Bank Commitment Letter (or the corresponding exhibits, schedules or annexes to the Alternative Commitment Letters) and (ii) such other information (financial or otherwise) relating to the Company and its Subsidiaries (including  information to be used in the preparation of one or more information packages regarding the business, operations, assets, liabilities, financial position, financial projections and prospects of Parent, the Company, their respective Subsidiaries and, if applicable, other Affiliates customary or reasonably necessary for the completion of the Bank Financing or the High Yield Debt Financing) to the extent reasonably requested by Parent or Merger Sub in connection with the Bank Financing or the High Yield Debt Financing or is customary for the arrangement of loans or issuance of debt securities contemplated by the Bank Financing or the High Yield Debt Financing, (b) cooperate with the syndication and marketing efforts of Parent, Merger Sub and the Financing Sources, including cooperation in connection with the obtainment of ratings and participation in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows, rating agency presentations and sessions with prospective Financing Sources and potential lenders or investors in the Bank Financing or the High Yield Debt Financing, at times and at locations reasonably acceptable to the Company, including direct contact between senior management and the other representatives of the Company and its Subsidiaries, on the one hand, and the actual and potential Financing Sources and potential lenders or investors in the Bank Financing or the High Yield Debt Financing, on the other hand, (c) reasonably assist in preparing customary offering memoranda, rating agency presentations, lender and investor presentations (including “public” versions thereof), bank information memoranda (including “public” versions thereof), financial statements (including pro forma financial statements), business projections, private placement memoranda, prospectuses and other similar documents, and identifying any portion of the information that constitutes material, non-public information, in each case in connection with the Bank Financing or the High Yield Debt Financing, (d) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent, Merger Sub or the Financing Sources (e) facilitate the granting of a security interest (and perfection thereof) in collateral (including delivery of certificates representing equity interests constituting collateral and intellectual property filings with respect to intellectual property constituting collateral), guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Parent, Merger Sub or the Financing Sources including obtaining releases of existing Liens; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Closing and become effective no earlier than substantially concurrently with the occurrence of the Closing, (f) obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent required to consummate the Bank Financing or the High Yield Debt Financing, customary authorization and representation letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to the Bank Financing or the High Yield Debt Financing, (g) furnish all documentation and other information required by any Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and its Subsidiaries, (h) take corporate actions reasonably necessary to permit the consummation of the Bank Financing or the High Yield Debt Financing and to permit the proceeds thereof to be made available to the Company, (i) assist in the preparation, execution and delivery of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or Merger Sub, (j) reasonably cooperate in satisfying the conditions precedent set forth in the Commitment Letter or any definitive document relating to the Bank Financing or the High Yield Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries, (k) use reasonable efforts to  facilitate discussions between the Financing Sources and banks and other financial institutions with whom the Company and its Subsidiaries have existing relationships, and (l) obtain accountants’ comfort letters and consent letters, waivers, legal opinions, surveys, appraisals, environmental reports, title insurance and insurance certificates and endorsements at the expense of and as reasonably requested by Parent, Merger Sub or the Financing Sources in connection with the Bank Financing or High Yield Debt Financing; provided, that until the Effective Time occurs, the Company shall (i) have no liability or any obligation under any agreement or document related to the Bank Financing or the High Yield Debt Financing (other than with respect to representations made in the authorization and representation letters made to the Financing Sources and potential lenders and investors in the Bank Financing or the High Yield Debt Financing described above in clause (f)) and (ii) not be required to incur any other liability in connection with the Bank Financing or the High Yield Debt Financing unless simultaneously reimbursed or reasonably satisfactorily indemnified by Parent. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 (without duplication of any reimbursement pursuant to the preceding sentence).  Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective representatives from and against any and all claims, losses, liabilities, damages, judgments, fines, penalties, fees, costs and expenses, including attorneys’ fees and disbursements, and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) suffered or incurred in connection with the arrangement of the Bank Financing or the High Yield Debt Financing (including any action taken in accordance with this Section 6.11 or any information utilized in connection therewith), except (i) historical information relating thereto or other information furnished in writing by or on behalf of the Company and its Subsidiaries for use therein and (ii) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Bank Financing or the High Yield Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, and, provided further, that the Company shall be permitted to review the use of such logos prior to any such use.

       Section 6.12   Certain Notifications.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the this Agreement or any of the transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of  the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or any of the transactions contemplated by this Agreement, and (c) the discovery by a party to this Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be expected to cause any of the conditions of the obligations of such party to consummate the Merger as set forth in Article VII not to be satisfied or the satisfaction of which to be materially delayed.

ARTICLE VII

CONDITIONS TO THE CONSUMMATION OF THE MERGER

       Section 7.01   Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver by Parent and the Company at or prior to the Effective Time of the following conditions:

       (a)           Shareholder Approval.  The Shareholder Approval shall have been obtained.

       (b)           Regulatory Approvals.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have been terminated or shall have expired and any approvals required thereunder shall have been obtained.

       (c)           No Injunctions or Restraints.  There shall not be in effect any Law or Order of any Governmental Entity which makes illegal or enjoins, prevents or prohibits the consummation of the Merger.

       Section 7.02   Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

       (a)           Representations and Warranties.  The representations and warranties of the Company in Sections 3.01, 3.04, 3.06, 3.19, 3.20, and 3.22  (i) that are not made as of a specific date shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) that are made as of a specific date shall be true and correct in all material respects as of such date. The representations and warranties of the Company in Sections 3.03 and 3.21 shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, except, for any inaccuracy that results in de minimis liability, cost or expense to Parent, Merger Sub and the Company. The representations and warranties of the Company in Section 3.24 shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing. The representations and warranties of the Company contained in this Agreement (other than those in Sections 3.01, 3.03, 3.04, 3.06, 3.19, 3.20, 3.21, 3.22 and 3.24) (A) that are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (B) that are made as of a specific date shall be true and correct as of such date, in each case under clause (A) and (B) above, except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained in such representations and warranties other than Section 3.08(b)), individually or in the aggregate, would not have, and would not reasonably be expected to have, a Material Adverse Effect.

       (b)           Performance of Obligations of the Company.  The Company shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by the Company under this Agreement at or prior to the Effective Time.

       (c)           Dissenting Shares. The Dissenting Shares with respect to which Appraisal Rights have been properly demanded and not withdrawn shall not exceed more than 7.5% of the Company Common Stock issued and outstanding immediately prior to the Effective Time.

       (d)           No Material Adverse Effect. Since the date of this Agreement there shall not have occurred any effect, change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

       (e)           Officers’ Certificate.  Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of the Company certifying that the conditions set forth in Sections 7.02(a) through (d), inclusive, have been satisfied.

       Section 7.03   Additional Conditions to the Obligations of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

       (a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub in Section 4.01, Section 4.02 and Section 4.06 (i) that are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) that are made as of a specific date shall be true and correct as of such date. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than those in Section 4.01, Section 4.02 and Section 4.06) that (A) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (B) are made as of a specific date shall be true and correct as of such date, in each case under clause (A) and (B) above, except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifiers contained in such representations and warranties), individually or in the aggregate, would not have a Parent Material Adverse Effect.

       (b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied with, in all material respects, all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

       (c)           Officers’ Certificate.  The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of Parent certifying that the conditions set forth in Sections 7.03(a) and (b) have been satisfied.

       Section 7.04   Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by Section 6.03.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

       Section 8.01   Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval (except as otherwise indicated):

       (a)           by mutual written consent of Parent and the Company;

       (b)           by either Parent or the Company if the Merger has not been consummated on or before March 31, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has materially contributed to the failure of the Effective Time to occur before such date; provided, further, that if, on such initial Outside Date, (A) the condition to Closing set forth in Section 7.01(b) or Section 7.01(c) (but for purposes of Section 7.01(c), only if such injunction, restraint or prohibition is attributable to an Antitrust Law) shall have not been fulfilled, or (B) the Marketing Period shall not have been completed by the date that is three Business Days prior to the Outside Date, but, in the case of either (A) or (B), all other conditions to Closing (other than those that, by their nature, are to be satisfied at the Closing) shall be or shall be capable of being fulfilled, then, in the case of (A) above, at the option of the Company or Parent, the Outside Date may be extended to May 31, 2014, and in the case of (B) above, at the option of the Company or Parent, the Outside Date may be extended to the earlier of May 31, 2014 or three Business Days after completion of the Marketing Period;

       (c)          by either Parent or the Company if the Shareholder Approval is not obtained upon a vote taken thereon at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

       (d)          by either Parent or the Company if any Governmental Entity of competent jurisdiction has issued an Order or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger and such Order, ruling or action has become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(d) has not taken any action or failed to take any action that would cause it to be in material violation of any of its covenants or agreements set forth in Section 6.04;

       (e)          by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 7.01 or Section 7.02 and (ii) is uncured or incapable of being cured by the Company within 30 days following receipt of written notice of such breach or failure to perform from Parent; provided, however, that Parent shall have no right to terminate under this Section 8.01(e) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

       (f)           by the Company, if Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 7.01 or Section 7.03 and (ii) is uncured or incapable of being cured by Parent within 30 days following receipt of written notice of such breach or failure to perform from the Company; provided, however, that the Company shall have no right to terminate under this Section 8.01(f) if the Company is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

       (g)          by the Company if, at any time prior to receipt of the Shareholder Approval, (i) the Company has received a Superior Proposal and such termination is being made in order to allow the Company to enter into a definitive transaction agreement with respect to such Superior Proposal, (ii) the Company is in compliance in all material respects with Section 5.02 and (iii) the Company pays Parent the Company Termination Fee set forth in and pursuant to the terms of Section 8.02(b) concurrently with or prior to such termination;

       (h)          by Parent, at any time prior to the receipt of the Shareholder Approval, if a Change in Recommendation has occurred; and

       (i)           by the Company, if (i) all of the conditions set forth in Article VII have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, expected to be satisfied at such time, or conditions that have not been satisfied as a result of Parent or Merger Sub’s breach of, or failure to perform any of their respective covenants or agreements contained in, this Agreement), (ii) the Marketing Period has both been commenced and completed, (iii) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing, and (iv) Parent and Merger Sub have failed to consummate the Closing within three Business Days after delivery of such notice.

       Section 8.02   Effect of Termination.

       (a)         In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, the Company or any Financing Source or their directors, officers or shareholders, under this Agreement, other than the provisions of Section 3.21, Section 4.06, the last two sentences of Section 6.11, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that no such termination shall relieve the Company from any liability or damages resulting from willful and material breach by the Company of this Agreement or fraud, provided, further, that, subject to the provisions of this Section 8.02, the maximum aggregate monetary liability of the Company for any such liability or damages shall be limited to the payment by the Company of an amount in cash not to exceed $6,119,000.

       (b)        If:

(i)           this Agreement is terminated by the Company pursuant to Section 8.01(g), or Parent pursuant to Section 8.01(h); or

(ii)          (A) prior to the obtaining of the Shareholder Approval, an Acquisition Proposal has been made to the shareholders of the Company generally or has otherwise become publicly known, disclosed or proposed, or any Person (or group (such term being used herein as such term is used within the meaning of Section 13(d)(3) of the Exchange Act)) has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b), Section 8.01(c), or Section 8.01(e) and (C) within twelve months after such termination, the Company enters into a definitive Contract (which is thereafter consummated whether or not in such twelve month period), or consummates the transactions contemplated by any Acquisition Proposal (provided that, for purposes of this Section 8.02(b)(ii), all references to 25% in the definition of Acquisition Proposal shall be deemed to be 50%), with any Person (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in clause (A) herein); or

(iii)         this Agreement is terminated by the Company or Parent pursuant to Section 8.01(c) and prior to the Shareholders’ Meeting, a Change in Recommendation has occurred;

then (in the case of the occurrence of any one or more of the events described in Sections 8.02(b)(i), 8.02(b)(ii) or 8.02(b)(iii)) the Company shall pay Parent a one-time fee of $6,119,000 (the “Company Termination Fee”) by wire transfer of immediately available funds on the second Business Day following (x) in the case of a payment required by Section 8.02(b)(i) or Section 8.02(b)(iii), the date of termination of this Agreement, and (y) in the case of a payment required by Section 8.02(b)(ii), the date of the consummation of such Acquisition Proposal.

       (c)         If this Agreement is terminated by the Company  pursuant to Section 8.01(f) or Section 8.01(i) then Parent shall pay to the Company a one-time fee of $12,238,000 (the “Parent Termination Fee”) in cash by wire transfer in immediately available funds, such payment to be made following such termination within two Business Days following delivery to Parent of notice of demand for such payment.

       (d)         In the event that:

(i)           this Agreement is terminated by the Company pursuant to Section 8.01(c); or

(ii)           this Agreement is terminated by Parent pursuant to Section 8.01(c) or Section 8.01(e);

then in any such event the Company shall pay Parent or its designees, within five (5) Business Days following the delivery by Parent of an invoice therefor, the Parent Expenses; provided, that the Company shall not be required to pay more than an aggregate of $2,000,000 in Parent Expenses pursuant to this Section 8.02(d).  The expenses payable pursuant to this Section 8.02(d) shall be paid by wire transfer of same day funds within five (5) Business Days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 8.02(d).  Any amounts paid under this Section 8.02(d) shall be credited against any Company Termination Fee due pursuant to Section 8.02(b).

       (e)           If  this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b) or Section 8.01(d) (but for purposes of Section 8.01(d), only if such injunction, restraint or prohibition is attributable to an Antitrust Law) and  all of the conditions to Closing set forth in Article VII (other than (i) the conditions set forth in Section 7.01(b) or Section 7.01(c), but for purposes of Section 7.01(c) only if such injunction, restraint or prohibition is attributable to an Antitrust Law and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company a one-time fee of $6,119,000 (the “Antitrust Termination Fee”, and together with the Parent Termination Fee, the “Parent Fees”) in cash by wire transfer in immediately available funds, such payment to be made following such termination within two Business Days following delivery to Parent of notice of demand for such payment.

Each of the Company, Parent and Merger Sub acknowledges and agrees that (i) the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not have entered into this Agreement, and (ii) the Company Termination Fee and Parent Expenses are not a penalty, but rather constitute liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee and/or Parent Expenses, as applicable, are payable, and (iii) the Parent Fees are not  penalties, but rather constitute liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Fees are payable.  In no event shall the Company be required to pay to Parent more than one Company Termination Fee, or shall Parent be required to pay the Company more than one Parent Fee.  Notwithstanding anything to the contrary in this Agreement, if Parent and Merger Sub fail to effect the Closing when required by this Agreement for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, (i) except for the right of the Company to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 9.12, the Company’s and its Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, the Sponsors or any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, Financing Sources or assignees (each a “Related Party” and collectively, the “Related Parties”) or any Related Party of any Related Party for any breach, loss or damage shall be to terminate this Agreement and receive payment of a Parent Fee from Parent, in each case, only to the extent provided by Section 8.02(b) and Section 8.02(e) and to enforce the Equity Commitment Letter in connection therewith (subject to the limitations contained therein), and (ii) except as provided in the immediately foregoing clause (i), none of the Related Parties or any Related Party of a Related Party will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the Equity Commitment Letter (subject to the limitations contained therein), the Bank Commitment Letter or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.  Upon payment of a Parent Fee, none of the Related Parties or any Related Party of any Related Party shall have any further liability to the Company or any of its shareholders or Affiliates relating to or arising out of this Agreement, the Bank Commitment Letter, the Equity Commitment Letter or in respect of any other document, or any transaction contemplated hereby or thereby (including in respect of the Equity Financing, the Bank Financing and the High Yield Debt Financing) or any theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties or any Related Party of any Related Party shall have any further liability to the Company or any of its shareholders or Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby.

       Section 8.03   Amendment.  Except as set forth in Section 6.06, this Agreement may be amended by the parties hereto at any time by a writing signed on behalf of each of the parties hereto; provided, however, that (a) after Shareholder Approval has been obtained, no amendment may be made that by applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the shareholders of the Company without such approval having been obtained, and (b) any amendment or modification of this clause (b) or Sections 8.02(a), 8.02(f), 9.07, 9.09(b), 9.09(c), 9.10, 9.11 and 9.13 (in each case, together with the related definitions and other provisions of this Agreement to the extent an amendment thereto would serve to modify the substance of such Sections) that adversely affects any Financing Source shall not be effected, and shall be null and void, without the prior written consent of such Financing Source.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

       Section 8.04   Extension; Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the Company (in the case of Parent and Merger Sub) or of Parent and Merger Sub (in the case of the Company), (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the Company (in the case of Parent and Merger Sub) or of Parent and Merger Sub (in the case of the Company) and (c) waive compliance with any of the agreements or conditions contained herein of the Company (in the case of Parent and Merger Sub) or of Parent and Merger Sub (in the case of the Company); provided, however, that after Shareholder Approval has been obtained, there may not be any such extension or waiver that by applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the shareholders of the Company without such approval having been obtained.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

       Section 8.05   Procedure for Termination or Amendment.  A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.03 shall, in order to be effective, require, in the case of Parent or the Company, action by its respective board of directors.

ARTICLE IX

GENERAL PROVISIONS

       Section 9.01   Nonsurvival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for any such covenant or agreement that by its terms contemplates performance after the Effective Time.

       Section 9.02   Fees and Expenses.  Except as set forth in Section 6.06, Section 6.11, and Section 8.02(d), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

       Section 9.03   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) when delivered if delivered in person, (b) when sent if sent by facsimile transmission (provided confirmation of the transmission is obtained), (c) on the next Business Day if sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    if to Parent or Merger Sub, to it:

c/o American Industrial Partners
535 Fifth Avenue, 32nd Floor
New York, NY 10017
Facsimile:  (212) 627-2372
Attention:  Kim Marvin

    with a copy (which shall not constitute notice) to:

Ropes & Gray, LLP
1211 Avenue of the Americas
New York, NY 10036
Facsimile:  (617) 235-0028
Attention:  Daniel S. Evans

    if to the Company, to:

Flow International Corporation
23500 64th Avenue South
Kent, Washington 98032
Facsimile:  (253) 813-3280
Attention:  John S. Leness, General Counsel

    with a copy (which shall not constitute notice) to:

K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington  98104
Facsimile:  (206) 370-6237
Attention:  Kristy T. Harlan

       Section 9.04   Certain Definitions.

       (a)           For purposes of this Agreement, the following terms have the respective meanings set forth below:

       “Acquisition Proposal” means any inquiry, proposal or offer from any Person (or group (such term being used herein as such term is used within the meaning of Section 13(d)(3) of the Exchange Act)) relating to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 20% or more of the revenues, net income or assets of the Company and its Subsidiaries (taken as a whole), or 20% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person (or group) beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person (or group) would beneficially own 20% or more of any class of equity securities of the Company or any of its Subsidiaries or of any resulting parent company of the Company, in each case other than the transactions contemplated by this Agreement.

       An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes hereof, “control” means the possession directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person by virtue of ownership of voting securities, by contract or otherwise.

       “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

       “Business Day” means any day other than a Saturday, Sunday or a day on which banks in the City of New York are authorized or obligated by law to be closed for regular banking business.

       “Compliant”  means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act for offerings of debt securities by a “non-accelerated filer” as defined in Rule 12b-2 of the Exchange Act on a registration statement on Form S-1 (excluding information required by Regulation S-X Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K), (c) the Company’s auditors have consented to the use of their audit opinions and any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, (d) the Company’s auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the applicable offering documents, and such auditors have confirmed that they are prepared to issue any such comfort letter throughout the Marketing Period and (e) the financial information and financial statements (excluding information required by Regulation S-X Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (i) a registration statement on Form S-1 by a “non-accelerated filer” as defined in

Rule 12b-2 of the Exchange Act using such financial information and financial statements to be declared effective by the SEC throughout the Marketing Period and (ii) the Financing Sources to receive customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the applicable offering documents, in order to consummate any offering of debt securities on any day during the Marketing Period, subject to the completion by such accountants of customary procedures related thereto.

        “Environmental Laws” means all applicable Federal, state and local (including the common law), Orders, notices, Permits issued, promulgated or entered into by any Governmental Entity, relating in any way to the environment, preservation or reclamation of natural resources or the presence, management, Release of, or exposure to, Hazardous Materials, or to human health.

       “ERISA Affiliate” means any entity that would be treated as a single employer with the Company under Section 414 of the Code.

       “Financing Sources” means all Persons that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Parent or Merger Sub or any of their Affiliates in connection with the Bank Financing (including, for the avoidance of doubt, any Alternative Financing pursuant to Section 6.10(c)) or the High Yield Debt Financing in connection with the Merger and the other transactions contemplated by this Agreement, any arranger, administrative agent, collateral agent, underwriter, initial purchaser, placement agent, trustee or similar agent or fiduciary in respect of the Bank Financing or the High Yield Debt Financing, including the lenders under the Bank Financing named in Section 4.05, and in each case their respective Affiliates and Representatives involved in the Bank Financing or the High Yield Debt Financing and their respective successors and assigns.

       “Hazardous Materials” means (i) petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited, regulated by or pursuant to or for which standards of liability are imposed under any Environmental Law.

       “Indebtedness” means any an all indebtedness for borrowed money, whether secured or unsecured or evidenced by notes, debentures, bonds or other debt instruments, other than indebtedness under the Third Amended and Restated Credit Agreement dated as of March 2, 2011, as amended, by and between the Company and Bank of America, N.A.

       “Intellectual Property” means patents, trademarks, trade names, service marks, copyrights and all pending applications for and registrations of any of the foregoing, domain names, trade secrets and other proprietary intellectual property rights recognized under applicable Law.

       “Knowledge” of the Company means, with respect to any matter in question, the actual knowledge of Charles Brown, Charles Burnham, Ronald Cooper, Mohamed Hashish, Allen Hsieh, Richard LeBlanc, John Leness, Daric Schweikart and Theresa Treat  and “Knowledge” of Parent means, with respect to any matter in question, the actual knowledge of Kim Marvin, Eric Baroyan and Richard Hoffman.

       “Marketing Period” means the first period of twenty-five consecutive Business Days commencing after the date hereof and ended prior to the Outside Date throughout which (a) Parent,

Merger Sub and the Financing Sources shall have the Required Information and such Required Information is Compliant, (b) the financial statements included in the Required Information that is available to Parent on the first day of such twenty-five consecutive Business Day period will not be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty-five consecutive business day period, (c) the conditions set forth in Sections 7.01 and 7.02 shall be satisfied or waived (other than any conditions that by their nature are to be satisfied by actions to be taken at the Closing) and (d) no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Section 7.01 or Section 7.02 to fail to be satisfied assuming that the Closing were to occur at any time during such twenty-five consecutive Business Day period; provided, that (i) in no event shall the Marketing Period commence earlier than December 26, 2013, (ii) the Marketing Period shall end on any earlier date on which the Bank Financing or High Yield Debt Financing is consummated, (iii) after February 1, 2014, in the case of clauses (c) and (d), the condition set forth in Section 7.01(b) need not be satisfied during the first ten Business Days of such twenty-five consecutive Business Day period and (iv) the Marketing Period shall not commence and shall not be deemed to have commenced if, prior to the completion of such twenty-five consecutive Business Day period, (A) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm of recognized national standing reasonably acceptable to the Parent or (B) the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration or is a possibility, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP.

        “Material Adverse Effect” means any change, fact, event, circumstance or effect (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other changes, facts, events circumstances or effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair or delay the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement; in the case of (i) above, except for any such changes, facts, events circumstances or effects arising out of or relating to (A) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators,  (B) changes in general economic or regulatory conditions or the financial, credit or securities markets, (C) changes in GAAP or in Laws or Orders of any Governmental Entity or interpretations thereof by any Governmental Entity, (D) changes affecting generally the industries in which the Company or its Subsidiaries operate, (E) earthquakes, hurricanes, floods, or other natural disasters, (F) national or international political conditions, including any engagement  in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of this Agreement; (G) any action taken by the Company at the request or with the consent of Parent or any of its Affiliates or as required by this Agreement, (H) any damage or destruction of any real property of the Company or any of the Company’s Subsidiaries to the extent covered by insurance, (I) any failure by the Company to meet any estimates or outlook of revenues or earnings or other financial projections (provided, that this clause (I) shall not prevent a determination that any change, event, circumstance or effect underlying such failure has resulted in a Material Adverse Effect, unless such change, event, circumstance or effect is otherwise excepted by this definition), (J) any action by Parent or any of its Affiliates or the omission of an action that was required to be or reasonably should have been taken by Parent or any of its Affiliates, (K) changes in the market price or trading volume of the Company Common Stock on The Nasdaq Global Market (provided, that this clause (K) shall not prevent a determination that any change, event, circumstance or effect underlying such failure has resulted in a Material Adverse Effect, unless such change, event, circumstance or effect is otherwise excepted by this definition) and (L) litigation or threatened litigation relating to this Agreement or the Merger by the Company’s shareholders, including litigation on the Company’s behalf; provided, however, that the exceptions set forth in the foregoing clauses (B), (C), (D), (E) and (F) shall only apply if such change, fact, event, circumstance or effect does not disproportionately affect the Company or its Subsidiaries, taken as a whole, relative to other Persons in the industries in which the Company and its Subsidiaries operate.

       “Parent Expenses” means all fees, costs and out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to Parent and its Affiliates and equity holders) reasonably incurred by Parent or its Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other transactions contemplated hereby and thereby, including in connection with the Bank Financing or the High Yield Debt Financing, the preparation, printing, filing and mailing of the Proxy Statement, solicitation of shareholder and shareholder approvals, the filing of any required notices under the HSR Act or similar Laws, any filings with the SEC and all other matters related to the transactions contemplated by this Agreement.

       “Parent Material Adverse Effect” means any change, fact, event, circumstance or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or the other transactions contemplated by this Agreement or Parent or Merger Sub from satisfying their respective obligations under this Agreement.

       “Permitted Exceptions” means (i) Liens for taxes or assessments not yet due and payable or being contested in good faith; (ii) mechanics’, materialmen’s or similar Liens, provided, that any such Lien or not yet due and payable or is being contested in good faith; (iii) zoning, entitlement, land use or environmental regulations; (iv) all matters of record, or (v) such other Liens, the existence of which would not, individually or in the aggregate, be material to the business of the Company and its Subsidiaries taken as a whole.

       “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

       “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

       “Representative” means any director, officer, employee, counsel, investment banker, accountant, and consultant and other authorized representative of any Person.

       “Required Information” means (i) all financial and other information of the Company and its Subsidiaries (including with respect to any acquired entities) contemplated by Section 6.11(a) of this Agreement and (ii) drafts of customary comfort letters (including as to customary “negative assurance” comfort and change period) from the Company’s independent accountants with respect to any of the foregoing information, subject to the completion by such accountants of customary procedures relating thereto.

       A “Subsidiary” of any Person means another Person, in which such Person (i) owns, directly or indirectly, more than 50% of the outstanding voting securities, equity securities, profits interest or capital interest or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

       “Superior Proposal” means a bona fide, written offer made by a third Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) other than Sponsors, Parent or Merger Sub, that, if consummated, would result in such Person (or its group) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or 50% of the assets of the Company and its Subsidiaries (taken as a whole), which the Company Board reasonably determines in good faith (after consultation with outside counsel and financial advisor) to be more favorable to the shareholders of the Company from a financial point of view than the Merger (taking into account all the terms and conditions and legal regulatory and financial aspects (including factors affecting certainty of closing)) of such proposal and this Agreement, including any changes to the financial and other terms of this Agreement proposed by Parent in response to such Acquisition Proposal or otherwise).

       (b)           The following terms shall have the meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the terms below:

TERM	SECTION
Acceptable Confidentiality Agreement	Section 5.02(a)(ii)
Acquisition Proposal	Section 9.04(a)
Affiliate	Section 9.04(a)
Agreement	Preamble
Alternative Commitment Letters	Section 6.10(c)
Alternative Financing	Section 6.10(c)
Antitrust Division	Section 6.04(a)
Antitrust Laws	Section 9.04(a)
Antitrust Termination Fee	Section 8.02(e)
Appraisal Rights	Section 2.04
Articles of Merger	Section 1.03
Balance Sheet	Section 3.03(f)
Balance Sheet Date	Section 3.03(f)
Bank Commitment Letter	Section 4.05(a)
Bank Financing	Section 4.05(a)
Benefits Continuation Period	Section 6.09(a)
Benefit Plans	Section 3.15(a)
Book-Entry Shares	Section 2.01(a)
Business Day	Section 9.04(a)
Capitalization Date	Section 3.03(a)
Certificate	Section 2.01(a)
Change in Recommendation	Section 5.02(b)(i)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Commitment Letters	Section 4.05(a)
Company	Preamble
Company Articles	Section 3.01
Company Board	Recitals
Company Board Recommendation	Section 3.04(b)

TERM	SECTION
Company Bylaws	Section 3.01
Company Common Stock	Section 2.01
Company Disclosure Schedule	ARTICLE III
Company Employees	Section 6.09(a)
Company IP	Section 3.09(a)
Company Leased Property	Section 3.17(a)
Company Owned Property	Section 3.17(a)
Company Preferred Stock	Section 3.03(a)
Company Real Property	Section 3.17(a)
Company Real Property Leases	Section 3.17(a)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.03(c)
Company Stock Option	Section 2.03(a)
Company Termination Fee	Section 8.02(b)
Compliant	Section 9.04(a)
Confidentiality Agreement	Section 6.03(b)
Contract	Section 3.04(c)
Dissenting Share	Section 2.04
Effective Time	Section 1.03
Electronic Data Room	Section 3.25
Environmental Laws	Section 9.04(a)
Equity Commitment Letter	Section 4.05(a)
Equity Financing	Section 4.05(a)
ERISA	Section 3.15(a)
ERISA Affiliate	Section 9.04(a)
Exchange Act	Section 3.04(d)
Fee Letters	Section 4.05
Filed SEC Documents	ARTICLE III
Financing	Section 4.05(a)
Financing Sources	Section 9.04(a)
Foreign Benefit Plan	Section 3.15(k)
FTC	Section 6.04(a)
GAAP	Section 3.05(b)
Governmental Entity	Section 3.04(d)
Hazardous Materials	Section 9.04(a)
High Yield Debt Financing	Section 6.10(a)
HSR Act	Section 3.04(d)
HSR Filing	Section 6.04(a)
Incentive Plan	Section 3.03(a)
Indebtedness	Section 9.04(a)
Indemnified Parties	Section 6.06(a)
Intellectual Property	Section 9.04(a)
Intervening Event Change in Recommendation	Section 5.02(b)(ii)(A)
Knowledge	Section 9.04(a)
Law	Section 3.04(c)
Liens	Section 3.02(c)
Marketing Period	Section 9.04(a)
Material Adverse Effect	Section 9.04(a)
Material Contract	Section 3.11(a)
Merger	Recitals

TERM	SECTION
Merger Consideration	Section 2.01(a)
Merger Fund	Section 2.02(a)
Merger Sub	Preamble
New Plans	Section 6.09(b)
Order	Section 3.04(c)
Outside Date	Section 8.01(b)
Parent	Preamble
Parent Expenses	Section 9.04(a)
Parent Material Adverse Effect	Section 9.04(a)
Parent Substitute Policy	Section 6.06(c)
Parent Fees	Section 8.02(e)
Parent Termination Fee	Section 8.02(c)
Paying Agent	Section 2.02(a)
Permits	Section 3.12(b)
Permitted Exceptions	Section 9.04(a)
Person	Section 9.04(a)
Proxy Statement	Section 6.01(a)
Related Party	Section 8.02(e)
Related Parties	Section 8.02(e)
Release	Section 9.04(a)
Representative	Section 9.04(a)
Required Information	Section 9.04(a)
Restricted Stock Right	Section 2.03(b)(ii)
Rights Agreement	Section 5.01(p)
Sanctions	Section 3.24
Sanction Laws	Section 3.24
SEC	ARTICLE III
Securities Act	Section 3.05(a)
Shareholder Approval	Section 3.19
Shareholders’ Meeting	Section 6.02
SOX	Section 3.05(c)
Sponsors	Section 4.05(a)
Subsidiary	Section 9.04(a)
Superior Proposal	Section 9.04(a)
Superior Proposal Change in Recommendation	Section 5.02(b)(ii)(B)
Superior Proposal Notice	Section 5.02(b)(ii)(B)
Suppliers	Section 3.23
Surviving Corporation	Section 1.01
Tail Policy	Section 6.06(c)
tax	Section 3.16(k)
tax return	Section 3.16(k)
taxing authority	Section 3.16(k)
UBS	Section 3.21
WBCA	Section 1.01

       Section 9.05   Interpretation.

       (a)             When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article of, a Section of, or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to “this Agreement” shall include the Company Disclosure Schedule; provided, however, for purposes of Section 23B.11.050(1) of the WBCA, a condensed version of this Agreement, excluding the Company Disclosure Schedule, shall be the “plan of merger” filed with the Articles of Merger pursuant to Section 1.03 of this Agreement.  The inclusion of any item in the Company Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

       (b)           The parties have participated jointly in the negotiation and drafting of this Agreement; consequently, in the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

       Section 9.06   Counterparts.  This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original and all of which taken together shall be considered one and the same agreement.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

       Section 9.07   Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Company Disclosure Schedule and other Schedules) and the Confidentiality Agreement and any agreements entered into contemporaneously herewith constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement.  Except for (a) the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time, (b) the right of holders of Company Stock Options and Restricted Stock Rights to receive at the Effective Time the consideration set forth in Section 2.03, (c) the right of  the Company, on behalf of its shareholders, to pursue remedies under this Agreement, which right is hereby acknowledged and agreed by Parent and Merger Sub, (d) the rights of persons who are explicitly provided to be third party beneficiaries of the Equity Commitment Letter solely to the extent of the rights set forth therein, (e) this Section 9.07 and Sections 8.02(a), 8.02(f), 9.09(b), 9.09(c), Section 9.10, Section 9.11 and 9.13 and clause (b) of the proviso to Section 8.03, which shall also be for the benefit of the Financing Sources and other Persons referred to therein and the Financing Sources and such other Persons are the intended third party beneficiaries thereunder and will be entitled to rely on and enforce directly their rights and remedies under such Sections, and (f) the provisions of Section 6.06, this Agreement is not intended to and does not confer upon any Person other than the parties hereto any legal or equitable rights or remedies.

       Section 9.08   Governing Law.  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, and any claim directly or indirectly arising out of or relating to this Agreement shall be governed by, the laws of the state of Delaware without regard to the conflict of law principles thereof insofar as such principles would cause the laws of another jurisdiction to apply, except that matters relating to the Merger, fiduciary duties of the Board of Directors and internal corporate affairs of the Company shall be governed by the laws of the State of Washington, without regard to the conflict of law principles thereof insofar as such principles would cause the laws of another jurisdiction to apply.

       Section 9.09   Consent to Jurisdiction; Waiver of Jury Trial.  (a) Except as otherwise provided in Section 9.09(c), each of the parties hereto (i) irrevocably and unconditionally consents to submit to the exclusive jurisdiction of any state or federal court within the State of Washington in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any state or federal court within the State of Washington.  Any judgment from any such court described above may, however, be enforced by any party in any other court in any other jurisdiction.  Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.09 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.03.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

       (b)           TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE BANK COMMITMENT LETTER (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY ALTERNATIVE COMMITMENT LETTER), THE BANK FINANCING, THE HIGH YIELD DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

       (c)           Notwithstanding anything in this Section 9.09 to the contrary, with respect to any action of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Financing Source arising out of or relating to this Agreement, the Bank Commitment Letter (including, for the avoidance of doubt, any Alternative Commitment Letter), the Merger, the Bank Financing (including, for the avoidance of doubt, any Alternative Financing), the High Yield Debt Financing, any other transaction contemplated hereby or thereby or any service to be performed hereunder or thereunder, the parties agree  that (i) such actions shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom and (ii) none of the parties shall bring or permit any of its respective Affiliates or Representatives to bring any such action referred to in this Section 9.09(c), or voluntarily support any other Person in bringing any such action, in any other courts.

       Section 9.10   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided that Parent and Merger Sub may assign or pledge its rights hereunder to its Financing Sources as collateral security in connection with the Bank Financing or the High Yield Debt Financing or may assign their rights to an Affiliate of Parent, so long as Parent remains ultimately liable for its indemnification obligations hereunder, in each case, without the prior written consent of any party hereto.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

       Section 9.11   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

       Section 9.12   Specific Performance; Remedies.

       (a)           The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, each of the parties acknowledges and agrees that, subject to Section 8.02 and Section 9.12(c), prior to the valid termination of this Agreement pursuant to Section 8.01, (i) they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including with respect to the making of required regulatory filings in connection with the transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at Law or in equity and (ii) it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other party has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security or provide proof of actual damages in connection with any such order or injunction.

       (b)           The parties further agree that, except as expressly set forth herein, (i) by seeking the remedies provided for in this Section 9.12, a party shall not in any respect waive its right to seek any other form of relief that may be available under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 9.12 are not available or otherwise are not granted or satisfied, (ii) nothing in this Section 9.12 or a party’s pursuit of any rights under this Section 9.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.01, and (iii) while a party may pursue both a grant of specific performance in accordance with this Section 9.12 and the payment of a Parent Fee or Company Termination Fee, as applicable, under no circumstances shall the a party be permitted or entitled to receive both a grant of (A) specific performance of the consummation of the Merger and the other transactions contemplated hereby (which specific performance order is satisfied) and (B) the payment of a Parent Fee or Company Termination Fee, as applicable.

       (c)           Notwithstanding the foregoing or anything else in this Agreement to the contrary, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s or Merger Sub’s obligation to cause the Equity Financing to be funded to fund the Merger or to consummate the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financings or to consummate the Merger) shall be subject to the requirements that (i) the Marketing Period has ended and all conditions in Section 7.01 and Section 7.02 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded, (ii) the Bank Financing (including the High Yield Debt Financing or any other alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 6.10 of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Bank Financing (of, if applicable, the High Yield Debt Financing or such other Alternative Financing) are funded, then it would take such actions that are within its control to cause the Closing to occur.

       Section 9.13   Non-Recourse.   Notwithstanding anything to the contrary in this Agreement, subject only to the rights of the Company under the Equity Commitment Letter and the Confidentiality Agreement, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to enter into, this Agreement) or the transactions contemplated by this Agreement may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement in the Preamble to this Agreement.  Subject to the rights of the Company under the Equity Commitment Letter (subject to the limitations contained therein), no other Person, including any Financing Source, director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement (including in connection with or related in any manner to the Bank Commitment Letter (including, for the avoidance of doubt, any Alternative Commitment Letters) or Bank Financing (including, for the avoidance of doubt, any Alternative Financing) or the High Yield Debt Financing) or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach.

[Signature Page Follows]

       IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be signed by its respective officers hereunto duly authorized, all as of the date first written above.

AIP WATERJET HOLDINGS, INC.

By:	/s/ Eric Baroyan
Name:	Eric Baroyan
Title:	President

AIP/FIC MERGER SUB, INC.

By:	/s/ Eric Baroyan
Name:	Eric Baroyan
Title:	President

FLOW INTERNATIONAL CORPORATION

By:	/s/ Charles M. Brown
Name:	Charles M. Brown
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]